      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 2, 1996

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                        GULF SOUTH MEDICAL SUPPLY, INC.

             (Exact Name of Registrant As Specified In Its Charter)

                   DELAWARE                                     64-0831411
       (State or Other Jurisdiction of                        (IRS Employer
        Incorporation or Organization)                    Identification Number)

                              426 CHRISTINE DRIVE
                          RIDGELAND, MISSISSIPPI 39157
                                 (601) 856-5900
    (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)
                             ---------------------
                                THOMAS G. HIXON
                                   PRESIDENT
                        GULF SOUTH MEDICAL SUPPLY, INC.
                              426 CHRISTINE DRIVE
                          RIDGELAND, MISSISSIPPI 39157
                                 (601) 856-5900
           (Name, Address, including Zip Code, and Telephone Number,
                   including Area Code, of Agent for Service)
                             ---------------------
                                   Copies to:

         WILLIAM B. ASHER, JR., ESQ.                      LARRY A. BARDEN, ESQ.
       TESTA, HURWITZ & THIBEAULT, LLP                       SIDLEY & AUSTIN
              HIGH STREET TOWER                          ONE FIRST NATIONAL PLAZA
               125 HIGH STREET                              CHICAGO, IL 60603
         BOSTON, MASSACHUSETTS 02110                          (312) 853-7000
                (617) 248-7000

                             ---------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.
                             ---------------------
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                        CALCULATION OF REGISTRATION FEE

===============================================================================================
                                                               PROPOSED MAXIMUM
                                    AMOUNT     PROPOSED MAXIMUM    AGGREGATE
TITLE TO EACH CLASS OF              TO BE       OFFERING PRICE     OFFERING       AMOUNT OF
SECURITIES TO BE REGISTERED     REGISTERED(1)    PER SHARE(2)      PRICE(2)    REGISTRATION FEE
- -----------------------------------------------------------------------------------------------
Common Stock, $0.01 par value
  per share.................... 3,210,483 shares     $40.4375    $129,823,907      $44,767
===============================================================================================

(1) Includes 418,759 shares which the Underwriters have the option to purchase from the Company to cover over-allotments, if any.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sale prices for the Company's Common Stock as reported on the Nasdaq National Market System on April 25, 1996.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


                    SUBJECT TO COMPLETION DATED MAY 2, 1996

PROSPECTUS
                                2,791,724 SHARES

                                    [LOGO]

                        GULF SOUTH MEDICAL SUPPLY, INC.
                                  COMMON STOCK
                               ------------------
     Of the 2,791,724 shares of Common Stock offered hereby, 2,000,000 shares are being sold by Gulf South Medical Supply, Inc. ("Gulf South" or the "Company") and 791,724 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. The Common Stock of the Company is traded on The Nasdaq National Market under the symbol "GSMS". On May 1, 1996, the closing sale price of the Common Stock was $41.50 per share. See "Price Range of Common Stock."
                               ------------------

  SEE "RISK FACTORS" ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN
         FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF
                   THE SHARES OF COMMON STOCK OFFERED HEREBY.
                               ------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

==================================================================================================
                                                    UNDERWRITING                    PROCEEDS TO
                                      PRICE TO     DISCOUNTS AND    PROCEEDS TO       SELLING
                                       PUBLIC      COMMISSIONS(1)    COMPANY(2)     STOCKHOLDERS
- --------------------------------------------------------------------------------------------------
Per Share                                $               $               $               $
- --------------------------------------------------------------------------------------------------
Total(3)                                 $               $               $               $
==================================================================================================

  (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

  (2) Before deducting expenses payable by the Company estimated at $325,000.

  (3) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 418,759 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discounts and
      Commissions and Proceeds to Company will be $          , $          and
      $          , respectively.
                               ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for shares of
Common Stock will be available for delivery on or about           , 1996 at the
office of Smith Barney Inc., 14 Wall Street, New York, New York 10005.
                               ------------------
SMITH BARNEY INC.

                          WILLIAM BLAIR & COMPANY

                                                MONTGOMERY SECURITIES

            , 1996.

     The graphic representation omitted is a map of the United States of America with stars placed to indicate the location of GSMS Distribution Centers and dots placed to indicate GSMS Customer Locations, and a key explaining the symbols.






                             ---------------------

     This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements.

                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  THE COMPANY

     Gulf South is a leading national distributor of medical supplies and related products to the long-term care industry. The Company provides products and services to approximately 8,500 long-term care facilities in all 50 states. The Company's customers range from independent nursing home operators to large national chains offering a broad range of healthcare services, such as Beverly Enterprises and Living Centers of America, as well as home healthcare providers, hospices and sub-acute, rehabilitative and transitional care providers. Through its 11 full-service regional distribution centers, the Company offers both national coverage to multi-facility customers and local service to individual facilities and independent operators. Gulf South believes that it has achieved its success to date due to the expertise gained from more than eleven years of focus on the long-term care industry and its strong commitment to providing superior service to its customers.

     According to the latest industry data available, sales of medical supplies and related products to the nursing home segment of the long-term care industry in the United States were more than $1.5 billion in 1993 and the Company estimates that such sales are growing at an annual rate in excess of 10%. The Company also believes that the home healthcare and sub-acute care segments are growing at a faster rate than the nursing home segment of the long-term care industry. Economic, regulatory, political and demographic factors are causing an increase in the demand for the services provided by long-term care facilities and in the need for facility operators to provide patients with a broader variety of medical supplies on a cost-effective basis. In addition to the aging of the U.S. population, these factors include cost containment measures initiated by public and private reimbursement programs and the emergence of long-term care facilities as an effective non-hospital setting in which sub-acute medical and rehabilitative care can be provided to medically stable patients.

     The Company believes that its ability to compete in the long-term care market is enhanced by its emphasis on offering customers a single source for over 10,000 products at competitive prices, coupled with convenient ordering procedures, accurate and complete fulfillment of small and "broken case" orders, and consistent and reliable deliveries. The Company estimates that it ships more than 95% of all orders received on the same day the order is placed, with a fill rate of 98%. The Company also provides its customers with value-added services designed to assist in managing inventory usage and controlling costs. These services include monthly usage reports, inventory control/ancillary billing software, next-day invoicing and customized programs such as bar code labelling and customer-specific ordering guides. In addition, the Company utilizes its electronic data interface (EDI) capabilities to streamline and simplify the ordering and invoicing process for certain of its major customers, as well as to ensure accurate order entry and fulfillment.

     The Company's net sales have grown at a compound annual rate of 44.0% over the past five years, from $32 million in 1991 to $130 million in 1995. Operating income over this period grew at a compound annual rate of 48.1%, from $3.0 million in 1991 to $13.7 million in 1995. Net sales and operating income for the three months ended March 31, 1996 were $40.2 million and $3.9 million (before giving effect to merger costs and expenses of $512,000), respectively. The Company believes that it is well-positioned to pursue growth opportunities in the long-term care industry. The Company's principal growth strategies are to increase its sales to existing customers by continuing to meet their product and service needs as they grow, to add new customers, including large national chains and group purchasing organizations, to expand its presence in the home healthcare and sub-acute, rehabilitative and transitional care segments of the long-term care industry, and to augment its internal growth with the acquisition of distributors that serve complementary markets or that supplement the Company's presence in existing markets.

                              RECENT ACQUISITIONS

     The Company's strategy is to augment its internal growth with the acquisition of medical supply distributors that serve complementary markets or supplement the Company's presence in existing markets. Since September 1995, the Company has completed three such acquisitions. On September 25, 1995, the Company purchased for cash all of the operating assets of L&M Medical, Inc., a regional medical supply distributor serving the home healthcare markets of Southern California, Nevada and Arizona. L&M Medical had revenues of approximately $12.0 million during the twelve-month period prior to its acquisition. On February 29, 1996, the Company acquired Bayer Medical Service Systems, Inc., a regional medical supply distributor serving the long-term care markets of the Ohio Valley and Florida, in a stock-for-stock exchange. Bayer Medical Service Systems had revenues of approximately $10.0 million during the twelve-month period prior to its acquisition. On April 1, 1996, the Company purchased all of the operating assets of Express Care, L.P., a regional medical supply distributor located in Memphis, Tennessee. Express Care provides distribution services to long-term care and home health facilities owned, leased or managed by one of the largest national nursing home chains, as well as other long-term care customers in the southeastern United States. Express Care had revenues of approximately $6.5 million during the twelve-month period prior to its acquisition.

                                  THE OFFERING

Common Stock Offered by the Company.................   2,000,000 shares
Common Stock Offered by the Selling Stockholders....     791,724 shares
Common Stock to be Outstanding After the Offering...  15,960,446 shares(1)
Use of Proceeds.....................................  Repayment of bank debt; working capital and other general corporate purposes,
                                                      including possible acquisitions
Nasdaq National Market symbol.......................  GSMS

- ---------------

(1) Excludes 715,234 shares of Common Stock reserved for issuance upon exercise of outstanding options under the Company's 1992 Stock Plan at March 31, 1996. See Note 6 of Notes to Financial Statements.

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors related to the Company and the Common Stock offered hereby.

                      SUMMARY FINANCIAL AND OPERATING DATA
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND SELECTED OPERATING DATA)

                                                                                             THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                       MARCH 31,
                                     ----------------------------------------------------    ------------------
                                      1991       1992       1993       1994        1995       1995       1996
                                     -------    -------    -------    -------    --------    -------    -------
INCOME STATEMENT DATA(1):
Net sales..........................  $32,028    $44,659    $65,119    $92,151    $130,094    $29,522    $40,235
Gross profit.......................    8,546     11,618     16,762     24,029      32,121      7,379      9,588
Operating income...................    2,954      4,066      6,455     10,116      13,703      3,143      3,887(2)
Net income(3)......................  $ 1,632    $ 1,794    $ 2,630    $ 5,796    $  8,160    $ 1,901    $ 2,322
Net income per share(4)............  $   .16    $   .19    $   .29    $   .45    $    .58    $   .14    $   .17
SELECTED OPERATING DATA:
Number of orders shipped...........  119,911    165,834    215,425    283,350     384,401
Average order size.................  $   234    $   238    $   270    $   298    $    313
Number of facilities served........    3,039      3,699      4,390      6,314       8,555

                                                                                     MARCH 31, 1996
                                                                               --------------------------
                                                                               ACTUAL      AS ADJUSTED(5)
                                                                               -------     --------------
BALANCE SHEET DATA(1):
Working capital..............................................................  $38,707        $117,398
Total assets.................................................................   58,321         131,212
Total debt...................................................................    5,800              --
Stockholders' equity.........................................................   42,552         121,243

- ---------------

(1) Restated to reflect the share exchange with Bayer Medical Service Systems, Inc. accounted for as a pooling of interests. See Note 2 of Notes to Financial Statements.

(2) Reflects $512 of merger costs and expenses ($315 after tax, or $.02 per share) incurred in connection with the acquisition of Bayer Medical Service Systems, Inc. on February 29, 1996. See Note 2 of Notes to Financial Statements.

(3) The Company elected to be treated as an S corporation for income tax purposes from January 1, 1989 through June 25, 1992, and accordingly did not pay federal and state (except in certain states) income taxes during such periods. The Company distributed S corporation earnings of $1,335 and $998 to its shareholders during 1991 and 1992, respectively. The net income data reflects a pro forma provision for income taxes during the periods from January 1, 1991 through June 25, 1992 as if the Company had been subject to federal and state income taxes. Because the Company has been a C corporation since June 25, 1992, no pro forma adjustment to net income for periods subsequent to such date is necessary and, accordingly, the net income data set forth above for such subsequent periods reflects actual net income.

(4) Computed by dividing net income applicable to Common Stock (net income plus interest requirements, less tax effects, of the 10% Convertible Subordinated Debentures due 1997 (the "Convertible Debentures")) by the weighted average number of shares of Common Stock and equivalents outstanding. The conversion of the Convertible Debentures was effected upon the closing of the Company's initial public offering in March 1994. For the year ended December 31, 1991, the weighted average number of shares of Common Stock and equivalents outstanding was 10,200,000, for the years ended December 31, 1992, 1993, 1994 and 1995 was 10,200,170, 10,442,066, 13,073,040 and 13,993,595,
    respectively, and for the three months ended March 31, 1995 and 1996 was 13,947,724 and 14,047,309, respectively. See Note 1 of Notes to Financial Statements. Net income per share and weighted average number of shares of Common Stock and equivalents outstanding for each of the years ended December 31, 1991, 1992, 1993 and 1994 have been restated to reflect a two-for-one stock split in the form of a stock dividend effected on May 25, 1995.

(5) Adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered hereby by the Company at an assumed public offering price of $41.50 per share and the application of the estimated net proceeds therefrom. Subsequent to March 31, 1996, the Company incurred additional indebtedness under its revolving line of credit agreement with NationsBank of Tennessee, N.A. The foregoing balance sheet data as adjusted assumes that total debt at the completion of this Offering is approximately $9,200, all of which will be repaid from the net proceeds of the Offering. See "Use of Proceeds."
                             ---------------------

     The Company originally was incorporated in Mississippi in 1982 under the name of Gulf South Supply Company of Mississippi ("Gulf South Mississippi") and changed its name to Gulf South Medical Supply, Inc. in 1988. In 1993, the Company was reincorporated in Delaware. The Company's principal executive offices are located at 426 Christine Drive, Ridgeland, Mississippi 39157, and its telephone number is (601) 856-5900. As used in this Prospectus, the terms "Gulf South" and the "Company" refer to Gulf South Medical Supply, Inc., a Delaware corporation, and its predecessor, unless the context otherwise requires.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby.

INTENSE AND INCREASING COMPETITION.

     The Company faces intense competition from a variety of regional, local and national distributors. Barriers to entry in the long-term care distribution industry are relatively low, and the risk of new competitors entering the market, particularly on a local level, is high. In response to competitive pressures, the Company has in the past lowered, and may in the future lower, selling prices in order to maintain or increase market share, which has resulted, and may in the future result, in lower gross margins. Although several national hospital distributors and healthcare manufacturers presently sell to the long-term care market, to date the long-term care market has not been a primary focus for such distributors and manufacturers. However, national hospital distributors and manufacturers, many of which have substantially greater capital resources, sales and marketing experience and distribution capabilities than the Company, may focus their efforts more directly on the long-term care market. Hospitals that form alliances with long-term care facilities to create integrated healthcare networks may look to hospital distributors and manufacturers to furnish products to their long-term care affiliates. Because the national hospital distributors may have cost advantages over the Company due to their ability to purchase products in large volumes, the Company may experience significant pricing pressures from these and other competitors which could adversely affect the Company's business and operating results. See "Business -- Competition."

RISKS ASSOCIATED WITH ACQUISITION STRATEGY.

     A key element of the Company's growth strategy is to augment its internal growth with the acquisition of medical supply distributors, and inventory and facilities of such distributors, that serve complementary markets or that supplement the Company's presence in existing markets. Certain of these businesses may be marginally profitable or unprofitable. In order to achieve anticipated benefits from these acquisitions, the Company must successfully integrate the acquired businesses with its existing operations, and no assurance can be given that the Company will be successful in this regard. The Company incurred $512,000 in merger costs and expenses in the quarter ended March 31, 1996 in connection with the acquisition of Bayer Medical Service Systems, Inc., and it is likely that similar one-time merger costs and expenses may be incurred in connection with any future acquisitions. In addition, attractive acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the possible need to obtain regulatory approvals. There can be no assurance that the Company will be able to complete future acquisitions. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds either through public or private financings, including bank borrowings. Any financing, if available at all, may be on terms which are not favorable to the Company. The Company may also issue shares of its Common Stock to acquire such businesses, which may result in dilution to the Company's existing stockholders. See "Business -- Growth Strategy."

CONCENTRATION OF CUSTOMERS.

     The Company depends on a limited number of large customers for a significant portion of its net sales. Consolidation among long-term care providers and the growth of the Company's business with large chains could increase such dependence. In the year ended December 31, 1995 and in the three months ended March 31, 1996, the Company's largest five customers accounted for approximately 30.8% and 32.3%, respectively, of net sales. Beverly Enterprises accounted for 16.6% of net sales for the year ended December 31, 1995. As is customary in its industry, the Company does not have any long-term contracts with its customers and sells on a purchase order basis only. Significant declines in the level of purchases by one or more of these customers would have a material adverse effect on the Company's business and results of operations. Although the Company has not to date experienced any failure to collect accounts receivable from its largest customers, an adverse change in the financial condition of any of these customers, including as a result of a change in governmental or private reimbursement programs, could have a material adverse effect upon the Company's results of operations or financial condition. In addition, the expansion of the Company's business with large chains has in the past resulted in competitive pricing pressures and lower operating margins and such pressure on margins may continue in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
"Business -- Customers."

RISKS OF BUSINESS GROWTH AND CHANGING MARKET CONDITIONS.

     A key element of the Company's growth strategy is to increase sales to existing and new customers, including both large chains and independent operators, by adding one or more additional distribution centers or expanding existing distribution centers and by hiring additional direct sales or other personnel and through national account sales efforts. Such efforts will result in increased operating expenses. There can be no assurance that the establishment of new distribution centers, the expansion of existing distribution centers, the addition of new sales or other personnel or national account sales efforts will result in additional revenues or operating income. The Company's growth plans also could place significant demands upon the Company's management and financial resources. The expansion of the Company's business with large chains has in the past resulted in competitive pricing pressures and lower operating margins and such pressure on margins may continue in the future. As a result of changes occurring in the long-term care market, both the nature of the Company's customer base as well as the products and services required by its customers are changing. The failure by the Company's management to effectively respond to and manage changing business conditions, including changes in customer requirements and changes to the Company's overall product mix, could have an adverse effect on the Company's business and results of operations and on operating margins. See "Business -- Industry Overview" and "-- Customers." As a result of these factors, the Company could experience fluctuations in operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON MANAGEMENT.

     The continued success of the Company's operations will depend largely upon the continued services of its executive officers, in particular Thomas G. Hixon, Guy W. Edwards and Steven L. Richardson, who serve as President, Vice President of Finance and Vice President of Operations, respectively. The loss of service of one or more of such executive officers could adversely affect the Company's business. The Company does not have written employment agreements with any executive officer but does have noncompetition agreements with such individuals, which extend for two years after termination of employment. The Company presently maintains keyman life insurance on Thomas G. Hixon in the amount of $1,500,000 and on Guy W. Edwards and Steven L. Richardson, each in the amount of $500,000. The Company's future success will also be dependent, in part, upon the Company's ability to attract and retain additional qualified managers and employees.

RELIANCE ON CENTRALIZED BUSINESS SYSTEMS AND ON THIRD PARTIES.

     Because the Company believes that its success to date is dependent in part upon its ability to provide prompt, accurate and complete service to its customers on a price-competitive basis, any disruption in its day-to-day operations or material increases in its costs of procuring and delivering products could have an adverse effect on its results of operations. Any failure of either its management information system or its telephone system, both of which are located at the Company's principal distribution center in Jackson, Mississippi, could adversely affect its ability to receive and process customer orders and ship products on a timely basis. Any significant expansion of the Company's business, either through the addition of new customers, expansion of business with existing customers or through acquisitions, could also result in the need to increase the capacity and capability of the Company's management information system or telephone system. Strikes or other service interruptions affecting United Parcel Service or other common carriers used by the Company to ship its products could also impair the Company's ability to deliver products on a timely and cost-effective basis. In addition, because the Company typically bears the cost of shipment to its customers, any increase in shipping rates could have an adverse effect on the Company's operating results. See
"Business -- Customer Service/Order Entry and Fulfillment."

     In order to provide prompt and complete service to its customers, the Company maintains a significant investment in product inventory (approximately $18.5 million at March 31, 1996) at its eleven warehouse locations. Although the Company closely monitors its inventory exposure through a variety of inventory control procedures and policies, there can be no assurance that such procedures and policies will continue to be effective or that unforeseen product developments or price changes will not adversely affect the Company's business or results of operations. In addition, the Company may assume the inventory of distributors that it acquires which includes product lines or operating assets not normally carried or used by the Company. These product lines or assets may be difficult to sell, resulting in the Company writing off any such unsold inventory or unused assets in future periods. See "Business -- Products" and "-- Purchasing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NATIONAL HEALTH CARE REFORM.

     National health care reform has been the subject of a number of legislative initiatives by Congress. Although the Company is not itself presently subject to significant direct federal or state regulation, its customers are highly regulated, and any legislative or regulatory changes which affect them may also indirectly affect the Company. Due to uncertainties regarding the ultimate features of health care reform initiatives and their enactment and implementation, the Company cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on the Company's customers or on the Company. The actual announcement of reform proposals and the investment community's reaction to such proposals, announcements by competitors of their strategies to respond to reform initiatives and general industry conditions could produce volatility in the trading and market price of the Company's Common Stock.

UNSPECIFIED USE OF PROCEEDS.

     In addition to repayment of outstanding bank indebtedness, the Company intends to use the net proceeds from this Offering for general corporate purposes, including the possible acquisition of one or more businesses. However, a final determination of the use of such proceeds has not been made. See "Use of Proceeds." Thus, after the Offering has been consummated, management and the Board of Directors of the Company will be able to determine the specific uses for such proceeds without first seeking approval from the Company's stockholders, unless such approval is required by law.

ANTI-TAKEOVER PROVISIONS; POSSIBLE ISSUANCE OF PREFERRED STOCK.

     The Company's Amended and Restated Certificate of Incorporation and By-Laws contain various provisions that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. In addition, the rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future and that may be senior to the rights of the holders of Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be $78,691,000 ($95,235,331 if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $41.50 per share and after deducting the estimated underwriting discount and offering expenses payable by the Company. The Company expects to use the net proceeds from this Offering to repay borrowings outstanding under its bank credit agreement and for working capital and other general corporate purposes, including the possible acquisition of one or more medical supply distributors that serve complementary markets or supplement the Company's presence in existing markets. However, the Company has no specific agreements or commitments, and is not currently engaged in any negotiations, with respect to any acquisition. Pending such uses, the net proceeds of this Offering will be invested in short-term interest-bearing securities.

     The borrowings under the Company's revolving line of credit agreement with NationsBank of Tennessee, N.A. (the "Credit Agreement"), of which $5.8 million was outstanding as of March 31, 1996 and $9.2 million is currently outstanding and is expected to be outstanding immediately prior to the closing of this Offering, consist of a revolving credit loan that bears interest, at the Company's option, at prime or at LIBOR plus an amount ranging from 1% to 2.5% per annum (with a weighted average interest rate of 6.33% at March 31, 1996). Borrowings outstanding under the Credit Agreement were incurred primarily for working capital purposes and to finance the acquisition of Express Care, L.P. After completion of this Offering and the application of the net proceeds therefrom, the Company will have a continuing $15.0 million commitment under the Credit Agreement, which it may borrow from time to time in the future. See Note 3 of Notes to Financial Statements.

     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been traded on the Nasdaq National Market under the symbol GSMS since March 24, 1994, the date of the Company's initial public offering of Common Stock. Prior to March 24, 1994, there was no public market for the Company's Common Stock. The following table sets forth for the periods indicated the high and low closing sale prices for the Common Stock, which reflect a 2-for-1 stock split effected in the form of a stock dividend on May 25, 1995.

                                                                           HIGH     LOW
                                                                           ----     ----
    1994
    Second Quarter.......................................................  $14 1/4  $ 9 3/4
    Third Quarter........................................................   15 1/4   12 5/8
    Fourth Quarter.......................................................   19 3/4   13 3/4

    1995
    First Quarter........................................................  $20 7/8  $16 1/2
    Second Quarter.......................................................   26       18 1/4
    Third Quarter........................................................   32 1/2   23 1/4
    Fourth Quarter.......................................................   30 3/4   19

    1996
    First Quarter........................................................  $39      $25 3/4
    Second Quarter (through April 30, 1996)..............................  $44      $37

     See the cover page of this Prospectus for a recent closing sale price of the Company's Common Stock on the Nasdaq National Market. As of April 30, 1996, there were approximately 31 stockholders of record and an estimated 2,214 additional beneficial holders.

                                DIVIDEND POLICY

     The Company has not paid any cash dividends on its capital stock in the past three fiscal years and does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain any earnings or other cash resources to finance future growth of its business. In addition, the Company's Credit Agreement restricts the payment of dividends on the Company's capital stock. Any future determinations to pay cash dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1996, and as adjusted to reflect the issuance and sale of 2,000,000 shares of Common Stock offered hereby by the Company at an assumed public offering price of $41.50 per share. This table should be read in conjunction with the financial statements and the notes thereto appearing elsewhere in this Prospectus.

                                                                             MARCH 31, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Current portion of long-term debt......................................  $ 5,800      $      --
                                                                         =======      =========
Long-term debt, net of current portion.................................       --             --
Stockholders' equity:
  Preferred Stock, $.01 par value, 1,000,000 shares authorized; none
     issued............................................................       --             --
  Common Stock, $.01 par value, 30,000,000 shares authorized;
     13,960,446 shares issued and outstanding and 15,960,446 shares
     issued and outstanding, as adjusted(1)............................      140            160
  Additional paid-in capital...........................................   22,327        100,998
  Retained earnings....................................................   20,085         20,085
                                                                         -------      ---------
       Total stockholders' equity......................................   42,552        121,243
          Total capitalization.........................................  $42,552      $ 121,243
                                                                         =======      =========

(1) Excludes 715,234 shares of Common Stock subject to outstanding options granted by the Company under the Company's 1992 Stock Plan at a weighted average exercise price of $14.09 per share and an additional 216,050 shares reserved for issuance under such Plan as of March 31, 1996.

                     SELECTED FINANCIAL AND OPERATING DATA

     The income statement data and balance sheet data presented below for each of the years ended December 31, 1992, 1993, 1994 and 1995 have been derived from the Company's financial statements, which have been audited by Ernst & Young LLP, independent auditors. The income statement data and balance sheet data presented below for the year ended December 31, 1991, have been derived from the Company's financial statements, which have been audited by Haddox, Reid, Burkes & Calhoun, independent auditors. The income statement data and balance sheet data presented below for each of the three months ended March 31, 1995 and 1996 are derived from unaudited financial statements which, in the opinion of management of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. The results for the three-month period ended March 31, 1996 are not necessarily indicative of the results that may be expected for the full fiscal year. The selected financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the financial statements and the notes thereto and other financial information appearing elsewhere in this Prospectus.

                                                                                             THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                       MARCH 31,
                                     ----------------------------------------------------    ------------------
                                      1991       1992       1993       1994        1995       1995       1996
                                     -------    -------    -------    -------    --------    -------    -------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA AND SELECTED
                                                       OPERATING DATA)
INCOME STATEMENT DATA(1):
  Net sales........................  $32,028    $44,659    $65,119    $92,151    $130,094    $29,522    $40,235
  Cost of sales....................   23,482     33,041     48,357     68,122      97,973     22,143     30,647
                                     -------    -------    -------    -------    --------    -------    -------
  Gross profit.....................    8,546     11,618     16,762     24,029      32,121      7,379      9,588
  Selling, general and
    administrative expenses........    5,592      7,552     10,307     13,913      18,418      4,236      5,189
  Merger costs and expenses........       --         --         --         --          --         --        512
                                     -------    -------    -------    -------    --------    -------    -------
  Operating income.................    2,954      4,066      6,455     10,116      13,703      3,143      3,887(2)
  Interest expense.................     (374)    (1,242)    (2,206)      (629)       (199)       (31)       (52)
  Interest income..................        2         --         --        186         163         59         --
                                     -------    -------    -------    -------    --------    -------    -------
  Income before income taxes.......    2,582      2,824      4,249      9,673      13,667      3,171      3,835
  Income taxes(3)..................     (950)    (1,030)    (1,619)    (3,877)     (5,507)    (1,270)    (1,513)
                                     -------    -------    -------    -------    --------    -------    -------
  Net income(3)....................  $ 1,632    $ 1,794    $ 2,630    $ 5,796    $  8,160    $ 1,901    $ 2,322
                                     =======    =======    =======    =======    ========    =======    =======
  Net income per share(4)..........  $   .16    $   .19    $   .29    $   .45    $    .58    $   .14    $   .17
                                     =======    =======    =======    =======    ========    =======    =======
SELECTED OPERATING DATA:
  Number of orders shipped.........  119,911    165,834    215,425    283,350     384,401
  Average order size...............  $   234    $   238    $   270    $   298    $    313
  Number of facilities served......    3,039      3,699      4,390      6,314       8,555
BALANCE SHEET DATA (AT PERIOD
  END)(1):
  Working capital..................  $ 6,203    $ 9,026    $12,842    $28,469    $ 36,228    $30,278    $38,707
  Total assets.....................   11,738     16,519     23,576     41,042      55,021     45,414     58,321
  Total debt.......................    4,586     19,247     21,015      1,147       3,803      1,341      5,800
  Stockholders' equity (deficit)...    3,393     (8,300)    (5,670)    30,502      39,954     32,495     42,552

- ---------------

(1) Restated to reflect the share exchange with Bayer Medical Service Systems, Inc. accounted for as a pooling of interests. See Note 2 of Notes to Financial Statements.

(2) Reflects $512 of merger costs and expenses ($315 after tax, or $.02 per share) incurred in connection with the acquisition of Bayer Medical Service Systems, Inc. on February 29, 1996. See Note 2 of Notes to Financial Statements.

(3) The Company elected to be treated as an S corporation for income tax purposes from January 1, 1989 through June 25, 1992, and accordingly did not pay federal and state (except in certain states) income taxes during such periods. The Company distributed S corporation earnings of $1,335 and $998 to its shareholders during 1991 and 1992, respectively. The net income data reflects a pro forma provision for income taxes during the periods from January 1, 1991 through June 25, 1992 as if the Company had been subject to federal and state income taxes. Because the Company has been a C corporation since June 25, 1992, no pro forma adjustment to net income for periods subsequent to such date is necessary and, accordingly, the net income data set forth above for such subsequent periods reflects actual net income.

(4) Computed by dividing net income applicable to Common Stock (net income plus interest requirements, less tax effects, of the Convertible Debentures) by the weighted average number of shares of Common Stock and equivalents outstanding. The conversion of the Convertible Debentures was effected upon the closing of the Company's initial public offering in March 1994. For the year ended December 31, 1991, the weighted average number of shares of Common Stock and equivalents outstanding was 10,200,000, for the years ended December 31, 1992, 1993, 1994 and 1995 was 10,200,170, 10,442,068,
    13,073,040 and 13,993,595 respectively, and for the three months ended March 31, 1995 and 1996 was 13,947,724 and 14,047,309, respectively. See Note 1 of
    Notes to Financial Statements. Net income per share and weighted average number of shares of Common Stock and equivalents outstanding for each of the years ended December 31, 1991, 1992, 1993 and 1994 have been restated to reflect a two-for-one stock split in the form of a stock dividend effected on May 25, 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's audited financial statements and notes thereto included elsewhere in this Prospectus.

GENERAL

     Gulf South's net sales have grown at a compound annual rate of 44.0% over the past five years, from $32 million in 1991 to $130 million in 1995. The Company attributes this increase to both the addition of new long-term care customers and the increased penetration of existing customer accounts, including increased sales to providers of home healthcare and sub-acute, rehabilitative and transitional care. The Company's gross profit has increased from $8.5 million in 1991 to $32.1 million in 1995, while the Company's gross profit as a percentage of net sales ("gross margin") has ranged from 24.7% to 26.7% within that period. The Company believes that the decline in gross margin from 26.7% in 1991 to 24.7% in 1995 is primarily attributable to competitive pricing of products sold by the Company in order to maintain or increase market share, particularly with respect to the Company's large chain customers.

     Management believes that the Company's current gross margins are consistent with the Company's long-term strategy to expand sales with aggressive pricing and to increase operating margins through reductions in selling, general and administrative expenses as a percentage of increased net sales. To date, the decrease in gross margins has been offset in part by participation in volume-based rebate programs offered by vendors. Notwithstanding these actions, there can be no assurance that the Company will be able to increase sales through aggressive pricing or to increase operating margins through controlling selling, general and administrative expenses; or that participation in vendor programs will offset reductions in gross margin to a significant extent.

     The Company is actively seeking to attract large chain customers and to the extent that the Company is successful in attracting such customers, the Company's operating expenses may increase. In order to effectively serve additional large chain customers, the Company may be required to increase the size or number of its distribution facilities, to expand its order processing and delivery systems and to hire additional personnel. The Company may also be required to lower prices to attract and maintain such customers. The Company's selling, general and administrative expenses have decreased as a percentage of net sales over the last five years, although such expenses have increased in dollar amount in order to support higher sales volume over this period. Consequently, operating income over this period grew at a compound annual rate of 48.1%, from $3.0 million in 1991 to $13.7 million in 1995.

     Since September 1995, the Company has completed the acquisition of three medical supply distributors: L&M Medical, Inc., a regional medical supply distributor serving the home healthcare markets of Southern California, Nevada and Arizona; Bayer Medical Service Systems, Inc., a regional medical supply distributor serving the long-term care markets of the Ohio Valley and Florida; and Express Care, L.P., a regional medical supply distributor located in Memphis, Tennessee. The acquisitions of L&M Medical and Express Care each involved the purchase of operating assets for cash and have been accounted for by the Company as purchases; the acquisition of Bayer Medical Service Systems was a share exchange and has been accounted for as a pooling-of-interests. To augment its internal growth, the Company will consider additional acquisitions of medical supply distributors that serve complementary markets or that supplement the Company's presence in existing markets. The Company incurred merger costs and expenses in connection with the acquisition of Bayer Medical Service Systems and it is likely that similar one-time merger costs and expenses may be incurred in connection with any future acquisitions. See "Risk
Factors -- Risks Associated with Acquisition Strategy."

     Economic, regulatory, political and demographic pressures, including cost containment measures from public and private reimbursement sources, are resulting in an increase in the demand for long-term care facilities to provide medical services to patients at lower cost than traditional hospital care. See "Business -- Industry Overview." The Company has experienced, and expects to continue to experience, increasing demand for its products and services in this market, including from customers in the home healthcare and sub-acute care segments, which it believes are growing at a faster rate than the nursing home segment. The Company believes that sales of enteral feeding, respiratory therapy and wound care supplies to home healthcare providers and sub-acute care facilities will represent an increasing proportion of its overall product mix. In order to maintain or increase market share, particularly with respect to the Company's large chain customers, the Company offers competitive pricing for its products, which has in the past resulted in lower gross margins. The Company is actively seeking to attract large chain customers and to the extent that the Company is successful, such trend may continue.

     Certain of the foregoing statements are forward-looking and involve risks and uncertainties, and the Company's actual experience may differ materially from that discussed above. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors."

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated information derived from the statements of income of the Company expressed as a percentage of net sales for such year and the percentage change in such items compared to the amount for the prior year.

                                                 PERCENTAGE OF NET SALES
                                      ---------------------------------------------               PERCENTAGE CHANGE
                                                                     THREE MONTHS       -------------------------------------
                                             YEARS ENDED                 ENDED                             THREE MONTHS ENDED
                                            DECEMBER 31,               MARCH 31,        1994      1995       MARCH 31, 1996
                                      -------------------------     ---------------     OVER      OVER            OVER
                                      1993      1994      1995      1995      1996      1993      1994       MARCH 31, 1995
                                      -----     -----     -----     -----     -----     -----     -----    ------------------
Net sales...........................  100.0%    100.0%    100.0%    100.0%    100.0%     41.5%     41.2%           36.3%
Cost of sales.......................   74.3      73.9      75.3      75.0      76.2      40.9      43.8            38.4
                                      -----     -----     -----     -----     -----
Gross profit........................   25.7      26.1      24.7      25.0      23.8      43.4      33.7            29.9
Selling, general and administration
  expenses..........................   15.8      15.1      14.2      14.4      12.9      35.0      32.4            22.5
Merger costs and expenses...........     --        --        --        --       1.3        --        --              --
                                      -----     -----     -----     -----     -----     -----     -----          ------
Operating income....................    9.9      11.0      10.5      10.6       9.6      56.7      35.5            23.7
Interest expense....................   (3.4)      (.7)      (.1)      (.1)      (.1)    (71.5)    (68.4)           67.7
Interest income.....................     --       0.2       0.1        .2        --        --     (12.4)         (100.0)
                                      -----     -----     -----     -----     -----
Income before income taxes..........    6.5      10.5      10.5      10.7       9.5     127.7      41.3            20.9
Income taxes........................   (2.5)     (4.2)     (4.2)     (4.3)     (3.7)    139.5      42.0            19.1
                                      -----     -----     -----     -----     -----
Net income..........................    4.0%      6.3%      6.3%      6.4%      5.8%    120.4      40.8            22.2
                                      =====     =====     =====     =====     =====

Three Months Ended March 31, 1996 and 1995

     Net sales increased by $10.7 million, or 36.3%, to $40.2 million for the three months ended March 31, 1996 compared to $29.5 million for the same period in 1995. This increase was attributable to the addition of new customers, facility expansion by existing customers and increased sales penetration in existing customer facilities.

     Gross profit increased by $2.2 million, or 29.9%, to $9.6 million for the three months ended March 31, 1996 compared to $7.4 million for the same period a year ago, while gross margin decreased to 23.8% from 25.0% over the same period. The decrease in gross margin was primarily due to a greater mix of higher volume, large chain customers that require more competitive pricing, but was offset in part by lower selling and servicing costs. In addition, the reduction in gross margin was also offset in part by vendor performance incentives earned by the Company through the achievement of certain predetermined sales and purchase levels, and the taking of prompt pay discounts with certain vendors.

     Selling, general and administrative expenses increased by $1.0 million, or 22.5%, to $5.2 million for the three months ended March 31, 1996 compared to $4.2 million for the three months ended March 31, 1995, but as a percentage of net sales decreased to 12.9% from 14.4% over the same period. The increase in the amount of selling, general and administrative expenses was primarily attributable to salaries, commissions and other costs associated with increased staffing levels throughout the Company to support the expansion of the Company's business during the period, and due in part to costs associated with the operating activities of L&M Medical, Inc. The decrease in selling, general and administrative expenses as a percentage of net sales was a result of maintaining controls over such expenses.

     The Company incurred merger costs and expenses of $512,000 during the three months ended March 31, 1996 in connection with the acquisition of Bayer Medical Service Systems, Inc.

     Interest expense increased by $21,000, or 67.7%, to $52,000 for the three months ended March 31, 1996. This increase was attributable to increased borrowings under the Company's revolving line of credit agreement for working capital purposes.

     Income taxes increased by $243,000 to $1.5 million for the three months ended March 31, 1996 compared to $1.3 million for the same period in 1995. This increase was attributable to higher taxable income, which was partially offset by a decrease in the effective tax rate of 39.5% for the three months ended March 31, 1996, as compared to 40.1% for the same period in 1995.

Years Ended December 31, 1995 and 1994

     Net sales increased by $37.9 million, or 41.2%, to $130.1 million in 1995 compared to $92.2 million in 1994. The net sales growth in 1995 was attributable to the addition of new customers, facility expansion by existing customers and increased sales penetration in existing customer facilities.

     Gross profit increased by $8.1 million, or 33.7%, to $32.1 million in 1995 compared to $24.0 million in 1994, while gross margin decreased to 24.7% from 26.1% over the same period. The decrease in gross margin was primarily due to a greater mix of higher volume, large chain customers that require more competitive pricing, but was offset in part by lower selling and servicing costs. Other factors contributing to the decrease in gross margin were cost increases associated with high volume, commodity items, such as latex exam gloves and paper and resin products, and the Company's aggressive pricing strategy. In addition, the reduction in gross margin was also offset in part by vendor performance incentives earned by the Company through the achievement of certain predetermined sales and purchase levels, and the taking of prompt pay discounts with certain vendors.

     Selling, general and administrative expenses increased by $4.5 million, or 32.4%, to $18.4 million in 1995 compared to $13.9 million in 1994, and as a percentage of net sales decreased to 14.2% from 15.1% for the same period. The increase in the amount of selling, general and administrative expenses was primarily attributable to salaries, commissions and other costs associated with increased staffing levels throughout the Company to support the expansion of the Company's business during 1995. The decrease in selling, general and administrative expenses as a percentage of net sales was a result of both the economies associated with the Company's net sales growth, particularly with large chain customers where support costs were generally lower, and increased controls over such expenses.

     Interest expense decreased by $430,000, or 68.4%, to $199,000 in 1995 compared to $629,000 in 1994. This decrease was a result of a portion of the net proceeds of the Company's initial public offering in March 1994 being used to repay the Company's outstanding long-term debt.

     Income taxes increased by $1.6 million to $5.5 million in 1995 compared to $3.9 million in 1994. This increase was attributable to higher taxable income, offset slightly by a reduction in the effective tax rate from 40.3% to 40.1%.

Years Ended December 31, 1994 and 1993

     Net sales increased by $27.0 million, or 41.5%, to $92.1 million in 1994 compared to $65.1 million in 1993. The net sales growth in 1994 was attributable to the addition of new customers, facility expansion by existing customers and increased sales penetration in existing customer facilities.

     Gross profit increased by $7.3 million, or 43.4%, to $24.0 million in 1994 compared to $16.7 million in 1993, while gross margin increased to 26.1% from 25.7% over the same period. The increase in gross margin was primarily due to the Company's greater participation in manufacturers' rebate programs and taking prompt payment discounts.

     Selling, general and administrative expenses increased by $3.6 million, or 35.0%, to $13.9 million in 1994 compared to $10.3 million in 1993, and as a percentage of net sales decreased to 15.1% from 15.8% for the same period. The increase in the amount of selling, general and administrative expenses was primarily attributable to salaries, commissions and other costs associated with increased staffing levels throughout the Company to support the expansion of the Company's business during 1994. The decrease in selling, general and administrative expenses as a percentage of net sales was a result of increased controls over such expenses.

     Interest expense decreased by $1.6 million, or 71.5%, to $0.6 million in 1994 compared to $2.2 million in 1993. This decrease was a result of a portion of the net proceeds of the Company's initial public offering in March 1994 being used to repay the Company's outstanding long-term debt.

     Income taxes increased by $2.3 million to $3.9 million in 1994 compared to $1.6 million in 1993. This increase was attributable to higher taxable income and an increase in the Company's provision for state income taxes, resulting in an effective tax rate of 40.3% in 1994, as compared to 38.1% in 1993.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal cash requirement to date has been to fund working capital in order to support growth of net sales. Through 1995, the Company funded its working capital requirements principally with cash generated from operations, proceeds from its bank borrowings and the sale of equity securities.

     The Company's working capital was $38.5 million and its current ratio was
3.5 at March 31, 1996 as compared to working capital of $36.2 million and a current ratio of 3.4 at December 31, 1995.

     The Company has a revolving credit facility of $15.0 million, of which $9.2 million was available at March 31, 1996. Borrowings bear interest, at the option of the Company, at prime or at LIBOR plus an amount ranging from 1% to 2.5% per annum. A facility fee of 0.125% per annum is charged on the unused portion of the revolving credit facility. Substantially all of the Company's assets would collateralize any borrowings in excess of $7.5 million under the revolving credit facility, which contains numerous restrictive covenants and financial ratio requirements.

     The Company made capital expenditures totaling $146,000 for the three months ended March 31, 1996 principally to purchase telephone and computer equipment. The Company expects to make capital expenditures of approximately $1,500,000 for the balance of the fiscal year principally in connection with improvements to or expansion of existing facilities and to purchase additional telephone, computer and warehouse equipment.

     The Company expects that available cash, borrowings available under its existing revolving credit facility and funds generated from operations will be sufficient to fund its operations through the first quarter of 1997.

     The foregoing statements are forward-looking and involve risks and uncertainties, and the Company's actual experience may differ materially from that discussed above. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors" as well as future events that have the effect of reducing the Company's available cash balances, such as unanticipated operating losses or capital expenditures related to possible future acquisitions.

QUARTERLY RESULTS (UNAUDITED)

     The following table sets forth summary unaudited quarterly financial information for each quarter in 1994 and 1995 and the first quarter of 1996. In the opinion of management, such information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Prospectus and reflects all necessary adjustments (consisting of only normal, recurring adjustments) for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period and there can be no assurance that any trends reflected in such results will continue in the future. The Company does not believe that its business is seasonal.

                                     1994 QUARTER ENDING                         1995 QUARTER ENDING               1996 QUARTER
                           ----------------------------------------    ----------------------------------------       ENDING
                           MAR 31     JUN 30     SEP 30     DEC 31     MAR 31     JUN 30     SEP 30     DEC 31        MAR 31
                           -------    -------    -------    -------    -------    -------    -------    -------    ------------
Net Sales................  $20,566    $22,067    $23,809    $25,709    $29,523    $31,692    $33,253    $35,626      $ 40,235
Gross profit.............    5,371      5,714      6,209      6,735      7,379      7,901      7,958      8,882         9,588
Selling, general and
  administrative
  expenses...............    3,247      3,331      3,458      3,877      4,236      4,527      4,453      5,202         5,701
Operating income.........    2,124      2,383      2,751      2,858      3,143      3,374      3,505      3,680         3,887
Net income...............  $   943    $ 1,463    $ 1,667    $ 1,723    $ 1,901    $ 2,030    $ 2,079    $ 2,149      $  2,322

                                    BUSINESS

GENERAL

     Gulf South is a leading national distributor of medical supplies and related products to the long-term care industry. The Company provides products and services to approximately 8,500 long-term care facilities in all 50 states. The Company's customers range from independent nursing home operators to large national chains offering a broad range of healthcare services, such as Beverly Enterprises and Living Centers of America, as well as home healthcare providers, hospices and sub-acute, rehabilitative and transitional care providers. Through its nine full-service regional distribution centers, the Company offers both national coverage to multi-facility customers and local service to individual facilities and independent operators. Gulf South believes that it has achieved its success to date due to the expertise gained from more than eleven years of focus on the long-term care industry and its strong commitment to providing superior service to its customers.

INDUSTRY OVERVIEW

     According to the latest industry data available, sales of medical supplies and related products to the nursing home segment of the long-term care industry in the United States were more than $1.5 billion in 1993 and the Company estimates that such sales are growing at an annual rate in excess of 10%. The Company believes that the home healthcare and sub-acute care segments are growing at a faster rate than the nursing home segment of the long-term care industry. Medical supplies and related products are distributed to healthcare providers through two primary channels of distribution. Distribution to hospitals and surgical clinics generally is made through several large national hospital distributors or directly by manufacturers. In contrast, distribution to long-term care facilities typically is made through many local and regional distributors as well as several national distributors.

     Hospital Distribution. The hospital distribution market is characterized by customers that have physical plants with large inventory storage capacity and that serve large numbers of patients primarily with short-term acute-level medical care. In order to service this market and maintain economies of scale, the large national hospital distribution companies have established multiple warehouse facilities near the largest concentrations of customers, generally in urban or metropolitan areas, with an infrastructure that allows them to deliver goods in bulk volume with frequent, and in many cases same day, service. Hospital distributors typically maintain their own trucking fleets to deliver products. Because of the specialized acute care services performed by hospitals, hospital distributors must handle an extremely broad and diverse range of products that focus on the short-term medical and surgical needs of hospital patients.

     Distribution to Long-Term Care Industry. Distributors serving the long-term care market must address a different set of customer needs. The long-term care market is highly fragmented, consisting of large numbers of independent operators, small to mid-sized local and regional chains and several national chains. Facilities are typically located in suburban and rural areas, often at considerable distances from one another. Long-term care facilities generally serve a limited patient population (typically from 20 to 200 beds) and have relatively small physical plants with limited inventory storage capacity. Although long-term care facilities do not demand immediate same-day delivery, they require distributors to deliver products in small quantities (including "broken case" shipments) on a consistent and reliable basis. Distributors serving the long-term care market must generally have the capability to tailor their ordering, shipping and billing processes to suit customers' individualized needs. Because of the fragmented structure and the specialized service needs of the long-term care market, long-term care facilities have traditionally been served by locally- or regionally-based distributors which maintain supply relationships with a limited number of customers within a finite geographic area. However, these local and regional distributors are increasingly subject to intense competitive pressures as a result of the consolidation of independent long-term care operators by large national chains and a growing trend by manufacturers to deal with fewer and larger distributors in this market.

     Certain Trends Affecting the Long-Term Care Market. Economic, regulatory, political and demographic pressures are combining to cause significant changes in the long-term care industry. Cost containment pressures from governmental and private reimbursement sources have led to a reduction in the length of expensive hospital stays and a resulting increase in the demand for long-term care facilities to provide such services at a significantly lower cost than hospitals. This trend has also led to a general increase in the acuity levels of patients found in traditional long-term care facilities, as well as to the emergence of sub-acute, rehabilitative, transitional and other specialized long-term care facilities. Cost containment pressures have also contributed to a need for greater efficiency by long-term care operators, and have led to some consolidation among these healthcare providers. In addition, the demographic pressures of an aging U.S. population have caused continued demand for traditional custodial long-term care and other long-term care services. Census Bureau data indicates that the number of persons aged 65 and older is expected to increase from approximately 31.2 million in 1990 to approximately 34.5 million by the year 2000 and that the number of persons aged 85 years and older, which is the fastest growing segment of the population and the largest consumer of long-term care, is expected to increase from 3.1 million in 1990 to approximately 4.1 million during the same period.

     These trends affecting the long-term care industry have created the need for an increasingly sophisticated distribution system for medical and personal care products. Rising acuity levels within the patient population require distributors to handle a broader range of products, including more sophisticated medical supplies and equipment that are often used in small quantities. Industry consolidation of long-term healthcare providers into regional and national chains has created a need for distributors that can service facilities in different locations with consistent and reliable service. Finally, cost containment pressures and competitive requirements mandate that distributors provide products and services to this market on an increasingly cost-effective basis.

BUSINESS STRATEGY

     Gulf South's principal business objective is to enhance its position as a leading national distributor of medical and personal care products to the long-term care industry. The Company believes that the following factors have been of principal importance in its ability to achieve its present market position:

          Focus on Long-Term Care Industry. Since its founding more than eleven years ago, Gulf South has focused primarily on serving the long-term care market. Based on its industry experience and expertise, the Company has developed the necessary distribution systems and services that assist operators of long-term care facilities to source products, manage inventory usage and control costs. The Company believes that its long-standing focus on the needs of the long-term care industry has enabled it to develop and execute a consistent management strategy and to foster stable, long-term relationships with its customers.

          Consistent and Reliable Customer Service. The Company offers customers a high level of service and support which it believes differentiates it from its competitors, particularly small to medium-sized local and regional distributors. The Company's objective is to enable customers to place orders easily and conveniently, to fill orders accurately and completely and to deliver orders with prompt, consistent and reliable service. The Company estimates that it ships more than 95% of all orders on the same day the order is placed with a fill rate of 98.5% and that more than 90% of customer orders are delivered to the customer within two days of receipt. In addition, the Company offers customers various value-added services, including monthly usage reports, inventory control/ancillary billing software programs, next-day invoicing and customized programs designed to assist customers to manage inventory usage and control costs. The Company centralizes all customer ordering and invoicing and the delivery of value-added services through its Jackson facility enabling the Company to provide consistent levels of customer service to each individual facility within multi-location chains.

          Broad Product Offering at Competitive Prices. Gulf South presently offers over 10,000 medical supplies and related products and updates its product offerings regularly to meet its customers' changing needs. The Company's sales volume, national coverage and stable vendor relationships enable it to obtain products from suppliers at favorable negotiated prices. Through the breadth of its product offerings and effective use of its purchasing leverage with vendors, the Company has the capability to serve as a competitively priced, single source of supply to a wide variety of long-term care facilities.

          National Coverage With a Local Presence. With 11 full-service regional distribution centers, each supported by a team of direct sales representatives, the Company is able to provide consistent and reliable coverage to mid-sized and large chains that operate in different geographic areas. The Company also maintains a strong local presence in each region to support independent operators and individual facilities within multi-location chains.

GROWTH STRATEGY

     The Company believes that the continuing implementation of the business strategies described above, coupled with a focus on the following growth strategies, will enhance its ability to expand its sales to existing and new customers:

          Emphasis on Attracting New Customers. The Company's strategy is to increase its emphasis on attracting large regional and national chains as well as to target both small chains and independent operators. The Company believes that it can increase sales to large regional and national chains by adding new distribution centers, expanding its existing distribution centers and by hiring additional direct sales or other personnel and through national account sales efforts. The Company believes that it can increase its penetration of small chains and independent operators, particularly in rural areas, by increasing its direct sales force, utilizing group purchase organizations and by adding new distribution centers. The Company believes that its high levels of customer service and value-added support, breadth of its product offerings and competitive pricing afford it a competitive advantage over the regional and local distributors that typically target these customers.

          Increased Penetration of Existing Customer Base. The Company intends to capitalize on opportunities to expand sales to existing customers. The Company believes that continuing industry consolidation will result in an increase in the number of facilities operated by mid-sized and large chains presently served by the Company. In addition, rising acuity levels within the patient population of long-term care facilities are expected to increase the breadth and amount of products required by the Company's existing customers. The Company also believes that cost containment pressures will continue to create incentives for facility operators to deal increasingly with fewer distributors that, like the Company, can provide inventory management and cost control programs.

          Addressing Needs of Emerging Market Segments. The Company intends to increase its focus on the home healthcare, hospice and sub-acute, rehabilitative and transitional care segments of the long-term care market. The Company believes that the home healthcare and sub-acute care segments are growing at a faster rate than the nursing home segment of the long-term care industry.

          Acquisitions. The Company's strategy is to augment its internal growth with the acquisition of medical supply distributors that serve complementary markets or that supplement the Company's presence in existing markets. On September 25, 1995, the Company purchased the operating assets of L&M Medical, Inc., a regional medical supply distributor serving the home healthcare markets of Southern California, Nevada and Arizona. L&M Medical had revenues of approximately $12.0 million during the twelve-month period prior to its acquisition. On February 29, 1996, the Company acquired the stock of Bayer Medical Service Systems, Inc., a regional medical supply distributor serving the long-term care markets of the Ohio Valley and Florida. Bayer Medical Service Systems had revenues of approximately $10.0 million during the twelve-month period prior to its acquisition. On April 1, 1996, the Company purchased the operating assets of Express Care, L.P., a regional medical supply distributor located in Memphis, Tennessee. Express Care provides distribution services to long-term care and home health facilities owned, leased or managed by one of the largest national nursing home chains, as well as other long-term care customers in the southeastern United States. Express Care had revenues of approximately $6.5 million during the twelve-month period prior to its acquisition. See "Risk Factors -- Risks Associated with Acquisition Strategy."

     The foregoing discussion contains forward-looking statements which involve risks and uncertainties, and the Company's actual experience may differ materially from that discussed above. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors."

CUSTOMERS

     The Company's customers range from independent nursing home operators to large national chains offering a broad range of healthcare services, as well as providers of home healthcare and sub-acute, rehabilitative and transitional care. Nursing home operators tend to focus on providing custodial or skilled nursing care, principally to elderly patients. In addition, many of these facilities are increasingly setting aside a portion of their beds for sub-acute care patients. Principal customers of the Company providing this form of long-term care include Beverly Enterprises, Living Centers of America, National HealthCorp. and Sun Healthcare Group. Home healthcare providers offer a wide range of services such as pulmonary and infusion therapy to patients who have been discharged from hospitals or sub-acute care facilities. Customers of the Company providing home healthcare include Vitas Healthcare and Apria Healthcare. Sub-acute, rehabilitative and transitional care providers generally serve patients who are recovering from major injury, surgery or illness, but no longer need the full services of a general acute care hospital. Principal customers of the Company providing sub-acute, rehabilitative and transitional care include Sun Healthcare Group.

     The Company believes that approximately 75% of its 1995 net sales were attributable to customers that focused primarily on providing custodial, skilled nursing and sub-acute care, principally through nursing homes. The Company estimates that large nursing home chains (operating more than 50 facilities) and mid-sized nursing home chains (operating between 20 and 50 facilities) accounted for approximately 39% of the facilities served by the Company in 1995 and 53% of the Company's 1995 net sales. In the year ended December 31, 1995 and in the three months ended March 31, 1996, the Company's largest five customers accounted for approximately 38.8% and 32.3%, respectively, of net sales. Beverly Enterprises accounted for 16.6% of net sales for the year ended December 31, 1995. The Company does not have long-term contracts with any of its customers. Although the Company has not to date experienced any failure to collect accounts receivable from its largest customers, an adverse change in the financial condition of any of these customers, including as a result of a change in governmental or private reimbursement programs, which would cause the accounts receivable to become uncollectible or subject to extended payment terms, could have a material adverse effect upon the Company's results of operations or financial condition.

CUSTOMER SERVICE/ORDER ENTRY AND FULFILLMENT

     The Company is committed to providing high levels of customer service and support, the principal basis of which is accurate and complete order fulfillment and reliable, consistent deliveries. As a result of its efficiency in order entry and order fulfillment, the Company estimates that it ships more than 95% of all orders on the same day the order is placed with a fill rate of 98%. Since approximately 85% of customer orders are placed by telephone, the efficient handling of incoming calls is critical to the Company's business. The Company offers to its customers a toll-free telephone number and fax line and is currently using its EDI ordering capability to accept electronically transmitted orders from several of its major customers. All orders are received by 54 customer service representatives primarily at the Company's Jackson distribution facility who utilize on-line computer terminals to enter customer orders and to access information about products, product availability, pricing, promotions and the customer's purchasing history. Following entry of an order, the order is electronically transmitted to the distribution center nearest the customer's facility and a packing slip for the entire order is printed for order fulfillment. The Company imposes no minimum dollar amount on orders.

     The Company believes that the reliable and consistent delivery of complete and accurate orders is more important to its customers than immediate same-day delivery. Accordingly, each distribution facility stocks the 4,000 most frequently ordered products, with the Jackson facility stocking an additional 6,000 products. Product back orders average less than 2% of products ordered. The Company estimates that approximately 60% of its orders are shipped by United Parcel Service while the remaining orders are shipped by various common carriers. The Company generally does not charge customers for shipping costs for orders of $300 or more. Because the Company seeks to service a customer's entire order from the distribution center nearest the customer's facility, the Company estimates that 90% of the customers receive their orders within one or two business days of the order date and 95% of the customers receive their orders within three business days.

     All of the customer service operations of the Company are centralized at its Jackson facility, enabling the Company to provide consistent levels of customer service to all customers, including to each individual facility operated by a large multi-location chain. The Company's customer service representatives are provided with detailed product knowledge and receive ongoing training regarding new products and promotions enabling them to provide prompt and efficient service and accurately answer customer inquiries. From time to time, the Company arranges for manufacturers to make presentations on new products both to the customer service representatives and directly to its customers.

     An essential part of the Company's commitment to customer service and customer relations is the value-added support services developed by the Company to meet the unique needs of long-term care providers as well as the specialized needs of individual customers. These services are made available both to large chains and to independent operators and are generally provided by the Company without cost to the customer. The principal value-added services currently provided by the Company include the following:

          Monthly Usage Reports. The Company has been producing monthly usage reports for its customers since the early 1980's and has refined such reports over time in response to customer needs. The Company believes that usage reports are critical to managing inventory consumption and controlling costs. These reports identify each product purchased by a facility during the month, the quantity purchased, the price per product and the total price paid and also provide year-to-date totals. The monthly usage reports enable customers to manage supply requirements, maintain inventory controls, prepare monthly and yearly forecasts and budgets and enable operators of multi-facility chains to track product purchases on either a facility-by-facility or chain-wide basis.

          Inventory Control/Ancillary Billing Software Programs. Since 1990, the Company has offered software programs which allow a customer to maintain a real time inventory count and order products on a just-in-time basis, as well as to monitor patients' utilization of products for Medicaid and Medicare reimbursement purposes. A product identification number is assigned to each product, and when a product is utilized or distributed within the facility, the customer enters the product identification number into its computer system either manually or by use of a bar code scanner.

          Next-Day Invoicing. Because the Company's order entry and billing system is centralized at its Jackson facility and because the Company seeks to ship each entire order at one time from a single distribution center, the Company is able to generate and mail a single invoice directly to the customer within one business day of the order date. As a result, the customer generally receives the invoice concurrently with or within one day of receiving the order, facilitating efficient verification of charges and reducing handling and administrative costs for the customer.

          Customized Services. The Company frequently works directly with a customer to provide services tailored to its specialized needs. The Company will generate customized invoices for customers upon request. For those customers that use an inventory control/ancillary billing system, the Company can provide bar code labels to support the customer's software program, making the scanning process simple for those customers. To enable multi-facility chains to better manage costs and control product selection, the Company provides each of its chain customers with a customized ordering guide which contains only those products selected by the chain operator in advance to be offered within each of its facilities. The Company presently publishes approximately 30 customized ordering guides.

PRODUCTS

     The Company offers a comprehensive selection of over 10,000 medical supplies and related products consisting largely of name brand items. The breadth of the Company's product offerings and its special order capabilities enable it to provide its customers with the convenience of one-stop shopping. The following chart sets forth the principal categories of products offered by the Company and the top selling types of products in each category, if appropriate, and percentage of 1995 net sales in parenthesis:

MEDICAL/SURGICAL SUPPLIES (54.5%)    ENTERAL FEEDING SUPPLIES (7.0%)
  Wound care supplies                  Nutritional supplements
  Exam gloves                          Pump sets
  Urologicals                          Tubing
  Blood/urine testing supplies
                                     OTC (NON-LEGEND) DRUGS (3.5%)
PERSONAL CARE ITEMS (11.5%)
  Soaps and shampoos                 RESPIRATORY THERAPY SUPPLIES (3.0%)
  Personal hygiene items               Oxygen Supplies
  Paper products                       Ventilator supplies
  Bedside utensils                     Trach and suction supplies

INCONTINENT SUPPLIES (13.5%)         OSTOMY SUPPLIES (1.7%)
  Adult diapers and underpads

DURABLE EQUIPMENT (5.3%)
  Medical Instruments

     Wound care supplies, adult diapers and underpads and exam gloves were the Company's top selling product types in 1995, accounting for 17.4%, 12.4% and 11.8%, respectively, of net sales. Some of the product categories which experienced a growth rate of 50% or more in 1995 included wound care supplies, exam gloves, enteral feeding supplies and respiratory therapy supplies.

     The Company's Product Task Force regularly evaluates customer response to product offerings and sales results in order to make informed product selections and pricing decisions. Product selection is mainly a function of customer preference, and the Company expects to continue to increase its product line breadth as customer demand warrants. The Company has increased the number of products offered from approximately 4,800 in 1989 to over 10,000 in 1995.

SALES AND MARKETING

     At March 31, 1996, the Company employed a direct sales force of 56 professionals who have primary responsibility for maintaining relationships with existing customers and identifying and soliciting new customers. Once a customer relationship is established, the sales force serves primarily to supplement and support sales through the Company's catalogs. Three sales professionals concentrate exclusively on national accounts, calling on the corporate offices of the national long-term care chains. The sales force supports each of the Company's 11 regional distribution centers, enabling the Company to establish a local sales presence in the markets served by each center.

     The Company trains its sales professionals through an ongoing program of identifying and solving customer needs, augmenting selling skills and providing detailed product knowledge. Manufacturers support this program by assisting from time to time in the training of the Company's sales professionals.

     The Company markets its products to customers primarily through a variety of catalogs. The Company annually publishes its standard catalog (approximately 100 pages in length), which is designed to serve as a basic resource tool for customers. The standard catalog features approximately 1,600 products and provides detailed product descriptions, photographs and helpful technical information relating to products, if appropriate.

     Approximately twice a year, the Company publishes a standard ordering guide which contains pricing information and easy-to-follow ordering procedures for the approximately 750 top selling products carried by the Company. The Company also publishes for certain of its chain customers customized ordering guides which contain only those products requested to be included by the chain. In addition, the Company has introduced specialty ordering guides based on product category, such as home respiratory therapy supplies. The Company guarantees the published pricing information for the life of each of its ordering guides (generally six months).

PURCHASING

     The Company believes that effective purchasing is a key element to providing name brand products at competitive prices. The Company believes that its high volume purchases have increased its purchasing power with its primary suppliers, resulting in volume discounts and rebates, favorable return policies and promotional allowances.

     The Company regularly evaluates supplier relationships and considers alternate sourcing as appropriate to assure competitive costs and quality standards. No single supplier represented more than 12% of the total cost of the products purchased by the Company in 1995. The Company's largest suppliers in 1995 were: Kendall Healthcare Products Company, Baxter Healthcare, Inbrand, Becton, Dickinson & Co., Ross Labs and Bristol-Myers Squibb Company. In 1995, these suppliers accounted for approximately 30% of the cost of the products purchased by the Company in 1995. Kendall Healthcare Products Company accounted for over 10% of the total cost of products purchased by the Company in 1995. As is customary in the industry, the Company generally does not have any long-term contracts with its suppliers.

     The Company's management information system is used to monitor and manage its inventory. Generally, the Company has been able to return any unsold or obsolete inventory to the manufacturer, resulting in negligible inventory write-offs. At March 31, 1996, the Company maintained an investment in inventory of approximately $18.5 million, of which approximately $320,000 (less than 2%) was over 180 days old. The Company turned its inventory approximately seven times during 1995. The Company also utilizes its management information system to minimize its inventory out-of-stock position.

DISTRIBUTION FACILITIES

     The following table provides certain information about each of the Company's eleven facilities:

                                                                                 EXPIRATION OF
                   LOCATION                 SQUARE FEET       LEASED/OWNED         LEASE TERM
    --------------------------------------  -----------       ------------       --------------
    Jackson, MS...........................     38,000           owned                 N/A
    Sacramento, CA........................     42,480          leased            September 1999
    Dallas, TX............................     43,529          leased            February 2001
    Harrisburg, PA........................     31,500          leased            November 1996
    Los Angeles, CA.......................     31,450          leased            July 2001
    Stockton, CA..........................     30,000          leased            May 1997
    Atlanta, GA...........................     26,000          leased            December 1996
    Madison, WI...........................     26,000          leased            December 1998
    Columbus, OH..........................     23,425          leased            January 1997
    Phoenix, AZ...........................     19,140          leased            April 1999
    Orlando, FL...........................     11,700          leased            October 1999

COMPETITION

     The Company faces intense competition from many regional and local distributors in its markets as well as from several companies that distribute products to long-term care facilities on a national basis. The Company believes that there are three principal competitors that distribute products to long-term care facilities on a national basis, General Medical Corporation, Medline Industries, Inc. and Redline Medical

Supply Co. In addition, certain national long-term care chains buy products and supplies directly from manufacturers and distribute such products directly to their facilities. Although several national hospital distributors and healthcare manufacturers presently sell to the long-term care market, to date the long-term care market has not been a primary focus for such distributors and manufacturers. Barriers to entry for distribution in the long-term care market are relatively low, and the risk of new competitors entering the market, particularly in local areas, is high. Certain of the Company's current competitors, including many national hospital distributors, have substantially greater capital resources, sales and marketing experience and distribution capabilities than the Company. In response to competitive pressures from any of its current or future competitors, the Company may be required to lower selling prices in order to maintain or increase market share, and such measures could adversely affect the Company's operating results.

     The Company believes that the principal competitive factors in distributing products to the long-term care market are the quality and level of customer service, product pricing, breadth and quality of products offered and consistency and stability of business relationships with customers. The Company believes that it competes favorably with respect to each of these factors. In particular, the Company believes it differentiates itself from the smaller local and regional distributors with which it competes on account of the breadth of its product offerings, its ability to acquire goods from suppliers at favorable prices and its national coverage which enables it to offer consistent and reliable service to multi-location chains. In addition, the Company believes that it differentiates itself from most other national distributors in the long-term care market as a result of its focus on providing services that can be integrated with customers' internal budgetary and cost containment systems.

GOVERNMENT REGULATION

     The Company's business is subject to regulation under the federal Food, Drug and Cosmetic Act and the Occupational Safety and Health Act, as well as under certain state regulations, because of its labeling, storage and handling of certain drugs and medical devices. The Company believes that sales of products that are subject to such regulation are not material in the aggregate. The Company believes that it is in substantial compliance with such federal and state laws and regulations and possesses all material licenses and permits required for the conduct of its business.

EMPLOYEES

     As of March 31, 1996, the Company employed 395 persons (all on a full-time basis), of whom 80 were engaged in management, administration and accounting, 56 were engaged in direct sales, 87 were engaged in customer service, purchasing and credit collection and 172 were engaged in warehouse and distribution operations. Of these employees, 160 were located at the Company's corporate headquarters and distribution center in Jackson, Mississippi. The Company considers its employee relations to be excellent. No employees are covered by collective bargaining agreements.

LEGAL PROCEEDINGS

     The Company is a defendant from time to time in lawsuits incidental to its business. The Company currently is not a party to, and none of its property is subject to, any material legal proceedings.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the directors and executive officers of the Company:

                  NAME                    AGE          POSITION WITH THE COMPANY
- ----------------------------------------  ---    --------------------------------------
Thomas G. Hixon.........................  52     President, Chief Executive Officer and
                                                   Chairman of the Board
Guy W. Edwards..........................  39     Chief Financial Officer, Senior Vice
                                                   President, Treasurer and Director
Steven L. Richardson....................  37     Vice President of Operations
John C. Piper...........................  59     Vice President of Sales and Marketing
Michael C. Tibbitts.....................  48     Vice President of Business Development
Stanton Keith Pritchard.................  31     Vice President of Corporate
                                                 Development, Secretary and General
                                                   Counsel
Richard W. Bayer........................  44     Vice President of Market Development
David L. Bogetz.........................  40     Director
Melvin L. Hecktman......................  56     Director
William W. McInnes......................  47     Director

     Thomas G. Hixon has served as President, Chief Executive Officer and director of the Company since 1985, and Chairman of the Board since March 1995. Mr. Hixon served as General Manager of the Company from 1985 until March 1995.

     Guy W. Edwards has been employed by the Company since 1986, serving as Vice President of Operations from 1986 to 1991, as Vice President of Finance from 1991 until February 1995, as Senior Vice President from February 1995 to the present and as Chief Financial Officer from 1991 to the present. Mr. Edwards has served as a director of the Company since June 1992. Mr. Edwards is a Certified Public Accountant.

     Steven L. Richardson has been employed by the Company since its inception in 1982, initially as a salesman and, from 1987 to 1991, as director of operations for the Company's Western Division. Mr. Richardson has served as Vice President of Operations since 1991.

     John C. Piper has been employed by the Company in various sales capacities since 1982. Mr. Piper became Vice President of Sales and Marketing in 1989.

     Michael C. Tibbitts has been employed by Company since 1991 as Vice President of Business Development. Prior to joining the Company, he was employed for 19 years by Johnson & Johnson, for two divisions: Sterile Design (which manufactured and marketed kit packages) and Surgikos (which manufactured and marketed surgical supplies).

     Stanton Keith Pritchard has been employed by the Company since July 1993. He has been Secretary and General Counsel since March 1995 and Vice President Corporate Development since April 1996. From 1990 until July 1993, Mr. Pritchard was employed as Vice President by First Southeast Corporation, a private real estate and investment management company.

     Richard W. Bayer has been employed by the Company since February 1996 as Vice President of Market Development. Mr. Bayer founded Bayer Medical Service Systems, Inc. in 1985 and served as its President and Chief Executive Officer from its incorporation until February 1996, when it was acquired by the Company.

     David L. Bogetz has been a director of the Company since May 1993. Since January 1996, Mr. Bogetz has served as Senior Vice President, Private Equity Management of The Chicago Corporation. From March 1990 and March 1993 until December 1995, Mr. Bogetz served as Investment Manager and Portfolio Manager, respectively, for Sears Investment Management Co., a wholly-owned subsidiary of Sears, Roebuck and Co., which manages the Sears pension and profit sharing funds. From 1985 until 1990, Mr. Bogetz served as Vice President of Walnut Capital Corp., a venture capital firm.

     Melvin L. Hecktman has been a director of the Company since May 1993. Mr. Hecktman was associated with United Stationers, Inc. as an employee or director for 33 years and served as its Vice Chairman from 1989 to 1993. He is presently President of Hecktman Management, an investment management and consulting firm and a partner of Commonwealth Capital Partners, a merchant banking group. From 1985 until

February of 1990, Mr. Hecktman also served as Chairman of Joshua Meier Corp., a manufacturer of presentation products.

     William W. McInnes has been a director of the Company since May 1993. Prior to February 1993, Mr. McInnes was Vice President Finance and Treasurer of Hospital Corporation of America, where he was employed for 14 years. Mr. McInnes is currently a director of The Infinity Funds, Inc.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 31, 1996 (except as noted), as adjusted to reflect the sale of the shares offered hereby (i) by each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) by each director of the Company, (iii) by each of the executive officers of the Company, (iv) by all directors and executive officers of the Company as a group and (v) by each Selling Stockholder.

                                          BENEFICIAL OWNERSHIP                       BENEFICIAL OWNERSHIP
                                              PRIOR TO THE           NUMBER OF             AFTER THE
                                            OFFERING(1)(2)(3)        SHARES TO         OFFERING(1)(2)(3)
          NAME AND ADDRESS OF            -----------------------     BE SOLD IN     -----------------------
           BENEFICIAL OWNER               SHARES      PERCENTAGE    THE OFFERING     SHARES      PERCENTAGE
- ---------------------------------------  ---------    ----------    ------------    ---------    ----------
Thomas G. Hixon........................  2,198,136       15.7%         500,000      1,698,136       10.6%
  1045 NewLand Drive
     Jackson, MS 39211
Pilgrim Baxter & Associates, Ltd.(4)...  1,071,700        7.7%          --          1,071,700        6.7%
  1255 Drummers Lane, Suite 300
     Wayne, PA 19087
Investment Advisors, Inc.(5)...........    736,500        5.3%          --            736,500        4.6%
  3700 First Bank Place, Box 357
     Minneapolis, MN 55440
William Blair & Company, L.L.C.(4).....    707,700        5.1%          --            707,700        4.4%
  222 West Adams Street
     Chicago, IL 60606
Continental Bank, N.A., as trustee of
  the Sears Pension Trust..............    120,000         *            80,000         40,000         *
Guy W. Edwards.........................     74,338         *            --             74,338         *
Steven L. Richardson...................     74,338         *            15,000         59,338         *
John C. Piper..........................     56,988         *            37,000         19,988         *
Michael C. Tibbitts....................     37,498         *            25,000         12,498         *
Stanton Keith Pritchard................    131,400         *            20,000        111,400         *
Richard W. Bayer.......................    151,724        1.1%          96,724         55,000         *
David L. Bogetz........................     34,000         *            --             34,000         *
Melvin L. Hecktman.....................     25,000         *            10,000         15,000         *
William W. McInnes.....................     17,002         *             8,000          9,002         *
All executive officers and directors as
  a group (10 persons).................  2,800,424       19.7%         711,724      2,088,700       12.9

- ---------------

 *  Less than 1% of the outstanding Common Stock.

(1) The persons and entities named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, except as noted in the footnotes below.

(2) The number of shares of Common Stock deemed outstanding prior to this Offering includes (i) 13,960,446 shares of Common Stock outstanding as of March 31, 1996 and (ii) shares of Common Stock issuable pursuant to options held by the respective person which may be exercised within 60 days after the date of this Prospectus, as set forth below. The number of shares of Common Stock deemed to be outstanding after this Offering includes an additional 2,000,000 shares of Common Stock which are being offered for sale by the Company in this Offering.

(3) Includes options to purchase shares of Common Stock which may be exercised within 60 days of the date of this Prospectus as follows: Mr. Hixon, 64,840 shares; Mr. Edwards, 17,001 shares; Mr. Richardson, 54,841 shares; Mr. Piper, 12,001 shares; Mr. Tibbitts, 37,260 shares; Mr. Pritchard, 10,400 shares; Mr. Bogetz, 34,000 shares; Mr. Hecktman, 19,000 shares; and Mr. McInnes, 17,002 shares.

(4) Reflects ownership as of December 31, 1995.

(5) These shares are owned by various custodian banks for various clients of Investment Advisors, Inc., a registered investment advisor, which may be deemed to be the beneficial owner of such shares in its capacity as investment advisor. None of the individual clients or custodian banks holds more than 5% or more of the shares. Reflects ownership as of December 31, 1995.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $.01 per share and 1,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

     As of March 31, 1996, there were 13,960,446 shares of Common Stock outstanding and held of record by approximately 31 stockholders. The Company believes that shares of the Company's Common Stock held in bank, money management, institution and brokerage house "nominee" names may account for at least an estimated 2,214 additional beneficial holders. Based upon the number of shares outstanding as of that date and giving effect to the issuance of the 2,000,000 shares of Common Stock offered by the Company hereby, there will be 15,960,446 shares of Common Stock outstanding upon the closing of this offering.

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. The Company has no present plans to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     The Company's Amended and Restated Certificate of Incorporation (the "Charter") provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management -- Executive Officers and Directors." Any director may be removed without cause only by the vote of at least 75% of the shares entitled to vote for the election of directors.

     The Charter empowers the Board of Directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. Such factors may include (i) comparison of the proposed consideration to be received by stockholders in relation to the then current market price of the Company's capital stock, the estimated current value of the Company in a freely negotiated transaction and the estimated future value of the Company as an independent entity; (ii) the impact of such a transaction on the employees, suppliers and customers of the Company and its effect on the communities in which the Company operates; and (iii) the ability of the Company to fulfill its objectives under applicable statutes and regulations.

     The Charter provides that any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of the stockholders and that special meetings may be called only by the Chairman of the Board of Directors or the President of the Company. These provisions could have the effect of delaying until the next annual stockholders meeting, stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

     The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Charter requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of the Company to amend or repeal any of the foregoing Charter provisions, and to reduce the number of authorized shares of Common Stock and Preferred Stock. An 80% vote is required to amend or repeal the Company's Amended and Restated By-Laws (the "By-Laws"). The By-Laws may also be amended ore repealed by a majority vote of the Board of Directors. Such stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any Preferred Stock that might be outstanding at the time any such amendments are submitted to stockholders.

     The Company's By-Laws provide that for nominations for the Board of Directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice generally must be delivered not less than 60 days nor more than 90 days prior to an annual meeting. With respect to special meetings, notice must be generally be delivered not more than 90 days prior to such meeting and not later than the later of 60 days prior to such meeting or 10 days following the date on which public announcement of such meeting is first made by the Company. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting.

     The foregoing provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

     The Charter contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The By-Laws also contain provision indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Harris Trust and Saving Bank, Chicago, Illinois.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each of the Underwriters (the "Underwriters") named below have severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                               NUMBER OF
                                      NAME                                       SHARES
    -------------------------------------------------------------------------  ----------
    Smith Barney Inc.........................................................
    William Blair & Company, L.L.C...........................................
    Montgomery Securities....................................................
                                                                               ----------
              Total..........................................................   2,791,724
                                                                               ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc., William Blair & Company, L.L.C. and Montgomery Securities are acting as the Representatives, propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price that represents a concession not in excess
of $     per share under the public offering price. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $     per share to
certain other dealers.

     The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to 418,759 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company, its executive officers and directors, and the Selling Stockholders have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for Common Stock of the Company, except, in the case of the Company, pursuant to the grant or exercise of options under the Company's stock option plans and shares issuable to acquire assets or businesses.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The rules of the Commission generally prohibit the Underwriters and other members of the selling group, if any, from making a market in the Common Stock during a "cooling-off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an Underwriter or other members of the selling group, if any, to continue to make a market in the Common Stock subject to the condition, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group, if any, may engage in passive market making in the Common Stock during the cooling-off period.

     According to ownership records as of December 31, 1995, William Blair & Company, L.L.C. beneficially owned, prior to this Offering, 5.1% of the outstanding Common Stock of the Company, and will beneficially own, after this Offering, 4.4% of the outstanding Common Stock of the Company.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. A partner of Testa, Hurwitz & Thibeault, LLP is the holder of 2,000 shares of Common Stock. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this Prospectus and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Chicago, IL 60621; and Seven World Trade Center, New York, NY 10048. Copies of such material can be obtained from the Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is traded on the Nasdaq National Market, and such reports, proxy statements and other information may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission as described above, and copies of all or any part thereof may be obtained from such facilities upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are incorporated by reference in this
Prospectus:

          (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995, including portions of the Company's Proxy Statement dated March 15, 1996 for its Annual Meeting of Stockholders held on April 18, 1996; and

          (ii) The section entitled "Description of Registrant's Securities to be Registered" contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act and declared effective March 24, 1994, including any amendment or reports filed for the purpose of updating such description.

     Each document subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the shares of Common Stock made hereby, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Stanton Keith Pritchard, Secretary, Gulf South Medical Supply, Inc., 426 Christine Drive, Ridgeland, Mississippi 39157; telephone (601) 856-5900.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Auditors........................................................  F-2
Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996 (unaudited)........  F-3
Statements of Income for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996 (unaudited)..............................  F-4
Statements of Stockholders' Equity for the years ended December 31, 1993, 1994 and
  1995 and the three months ended March 31, 1996 (unaudited)..........................  F-5
Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996 (unaudited)..............................  F-6
Notes to Financial Statements.........................................................  F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Gulf South Medical Supply, Inc.

     We have audited the accompanying balance sheets of Gulf South Medical Supply, Inc. as of December 31, 1994 and 1995, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gulf South Medical Supply, Inc. as of December 31, 1994, and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                                            ERNST & YOUNG LLP

Jackson, Mississippi
February 14, 1996, except for Note 2, as to which the date is April 19, 1996.

                        GULF SOUTH MEDICAL SUPPLY, INC.

                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                   DECEMBER 31,
                                                                ------------------     MARCH 31,
                                                                 1994       1995         1996
                                                                -------    -------    -----------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents...................................  $ 9,151    $ 2,147      $ 1,087
  Trade accounts receivable, less allowance for doubtful
     accounts of $1,203 in 1994, $1,717 in 1995 and $1,651
     (unaudited) in 1996......................................   19,266     28,742       31,662
  Inventories.................................................    9,438     16,874       18,500
  Prepaid income taxes........................................       --      1,032           --
  Prepaid expenses and other..................................      589      1,836        2,563
  Deferred income taxes (Note 4)..............................      565        664          664
                                                                -------    -------      -------
          Total current assets................................   39,009     51,295       54,476
Property and equipment:
  Land........................................................      567        567          567
  Building....................................................      598        600          600
  Equipment...................................................    1,042      1,853        2,002
                                                                -------    -------      -------
                                                                  2,207      3,020        3,169
  Accumulated depreciation....................................     (623)      (882)        (973)
                                                                -------    -------      -------
                                                                  1,584      2,138        2,196
Other assets:
  Goodwill (Note 2)...........................................       --      1,141        1,110
  Notes receivable from affiliate (Note 5)....................      413        413          413
  Other assets................................................       36         34          126
                                                                -------    -------      -------
                                                                    449      1,588        1,649
                                                                -------    -------      -------
          Total assets........................................  $41,042    $55,021      $58,321
                                                                =======    =======      =======
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable to bank........................................  $ 1,147    $ 1,403      $    --
  Trade accounts payable......................................    7,418      9,913        7,927
  Accrued expenses and other current liabilities..............    1,975      1,351        2,042
  Current portion of long-term debt...........................       --      2,400        5,800
                                                                -------    -------      -------
          Total current liabilities...........................   10,540     15,067       15,769
Stockholders' equity:
Preferred stock, $.01 par value:
  Authorized shares -- 1,000,000
  Issued and outstanding shares -- none
Common stock, $.01 par value:
  Authorized shares -- 30,000,000
  Issued and outstanding shares -- 13,728,734 in 1994,
     13,918,096 in 1995 and 13,960,446 (unaudited) in 1996....      137        139          140
  Paid-in capital.............................................   20,762     22,052       22,327
Retained earnings.............................................    9,603     17,763       20,085
                                                                -------    -------      -------
          Total stockholders' equity..........................   30,502     39,954       42,552
                                                                -------    -------      -------
          Total liabilities and stockholders' equity..........  $41,042    $55,021      $58,321
                                                                =======    =======      =======

                            See accompanying notes.

                        GULF SOUTH MEDICAL SUPPLY, INC.

                              STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,              MARCH 31,
                                            ------------------------------    ----------------------
                                             1993       1994        1995       1995         1996
                                            -------    -------    --------    -------    -----------
                                                                                         (UNAUDITED)
Net sales.................................  $65,119    $92,151    $130,094    $29,522      $40,235
Cost of sales.............................   48,357     68,122      97,973     22,143       30,647
                                            -------    -------    --------    -------      -------
Gross profit..............................   16,762     24,029      32,121      7,379        9,588
Selling, general and administrative
  expenses................................   10,307     13,913      18,418      4,236        5,189
Merger costs and expenses (Note 2)........       --         --          --         --          512
                                            -------    -------    --------    -------      -------
Operating income..........................    6,455     10,116      13,703      3,143        3,887
Interest expense..........................   (2,206)      (629)       (199)       (31)         (52)
Interest income...........................       --        186         163         59           --
                                            -------    -------    --------    -------      -------
Income before income taxes................    4,249      9,673      13,667      3,171        3,835
Income taxes (Note 4).....................   (1,619)    (3,877)     (5,507)    (1,270)      (1,513)
Net income................................  $ 2,630    $ 5,796    $  8,160    $ 1,901      $ 2,322
                                            =======    =======    ========    =======      =======
Net income per share......................  $  0.29    $  0.45    $   0.58    $  0.14      $  0.17
                                            =======    =======    ========    =======      =======

                            See accompanying notes.

                        GULF SOUTH MEDICAL SUPPLY, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                             COMMON STOCK                                           TOTAL
                                         --------------------   PAID-IN    RETAINED   TREASURY   STOCKHOLDERS'
                                           SHARES      AMOUNT   CAPITAL    EARNINGS    STOCK        EQUITY
                                         -----------   ------   --------   --------   --------   ------------
Balance at January 1, 1993.............   10,200,000    $102    $  3,396   $  1,000   $(13,000)    $ (8,502)
  Acquisition -- pooling of interest
     (Note 2)..........................      151,724       1          24        177         --          202
  Net income for 1993..................           --      --          --      2,630         --        2,630
                                          ----------    ----    --------   --------   --------     --------
Balance at December 31, 1993...........   10,351,724     103       3,420      3,807    (13,000)      (5,670)
  Net income for 1994..................                                       5,796                   5,796
  Public offering of common stock......    3,240,000      32      23,350         --         --       23,382
  Retirement of treasury stock.........   (6,120,000)     --     (13,000)        --     13,000           --
  Conversion of convertible debentures
     into common stock.................    6,120,000      --       6,500         --         --        6,500
  Issuance of common stock from
     exercise of options...............      137,010       2          37         --         --           39
  Tax benefit of stock options
     exercised.........................           --      --         455         --         --          455
                                          ----------    ----    --------   --------   --------     --------
Balance at December 31, 1994...........   13,728,734     137      20,762      9,603         --       30,502
  Net income for 1995..................           --      --          --      8,160         --        8,160
  Issuance of common stock from
     exercise of options...............      189,362       2         110         --         --          112
  Tax benefit of stock options
     exercised.........................           --      --       1,180         --         --        1,180
                                          ----------    ----    --------   --------   --------     --------
Balance at December 31, 1995...........   13,918,096     139      22,052     17,763         --       39,954
  Net income for three months ended
     March 31, 1996 (unaudited)........                                       2,322                   2,322
  Issuance of common stock from
     exercise of options (unaudited)...       42,350       1         170         --         --          171
  Tax benefit of stock options
     exercised (unaudited).............           --      --         105         --         --          105
                                          ----------    ----    --------   --------   --------     --------
Balance at March 31, 1996
  (unaudited)..........................   13,960,446    $140    $ 22,327   $ 20,085   $     --     $ 42,552
                                          ==========    ====    ========   ========   ========     ========

                            See accompanying notes.

                        GULF SOUTH MEDICAL SUPPLY, INC.

                            STATEMENTS OF CASH FLOWS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                THREE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,             MARCH 31,
                                             -----------------------------    ----------------------
                                              1993       1994       1995       1995         1996
                                             -------    -------    -------    -------    -----------
                                                                                         (UNAUDITED)
OPERATING ACTIVITIES
Net income.................................  $ 2,630    $ 5,796    $ 8,160    $ 1,901      $ 2,322
Adjustments to reconcile net income to net
  cash used in operating activities:
  Depreciation and amortization............      175        223        327         61          119
  Deferred income tax credits..............     (262)      (173)       (99)        --           --
  Provision for doubtful accounts..........      505        525        869        217           35
  Provision for inventory obsolescence.....       70         --         --         --           --
  Changes in operating assets and
     liabilities net of assets acquired and
     liabilities assumed of L&M Medical,
     Inc.:
     Increase in trade accounts
       receivable..........................   (5,146)    (5,798)    (8,940)    (4,005)      (2,955)
     Increase in inventories...............   (1,533)    (2,958)    (6,101)    (1,526)      (1,626)
     (Increase) decrease in prepaid income
       taxes, prepaid expenses and other...     (135)      (382)    (2,249)       156          305
     Increase (decrease) in trade accounts
       payable.............................    1,784      1,820      2,495      1,695       (1,986)
     Increase in accrued expenses..........      637        459         56        490          796
                                             -------    -------    -------    -------      -------
Net cash used in operating activities......   (1,275)      (488)    (5,482)    (1,011)      (2,990)
INVESTING ACTIVITIES
Purchase of L&M Medical, Inc. .............       --         --     (3,749)        --           --
Purchases of equipment.....................     (238)      (359)      (539)      (235)        (146)
(Increase) decrease in other assets........        7          3         (2)       (10)         (92)
                                             -------    -------    -------    -------      -------
Net cash used in investing activities......     (231)      (356)    (4,290)      (245)        (238)
FINANCING ACTIVITIES
Principal payments on long-term debt.......      (80)    (7,103)        --         --           --
Net borrowings (payments) under revolving
  line of credit...........................    2,086     (6,927)     2,656        194        1,997
Proceeds from issuance of common stock.....       --     23,382         --         --           --
Proceeds from exercise of stock options....       --         39        112         92          171
                                             -------    -------    -------    -------      -------
Net cash provided by financing
  activities...............................    2,006      9,391      2,768        286        2,168
Net increase (decrease) in cash and cash
  equivalents..............................      500      8,547     (7,004)      (970)      (1,060)
Cash and cash equivalents at beginning of
  period...................................      104        604      9,151      9,151        2,147
                                             -------    -------    -------    -------      -------
Cash and cash equivalents at end of
  period...................................  $   604    $ 9,151    $ 2,147    $ 8,181      $ 1,087
                                             =======    =======    =======    =======      =======
NON-CASH TRANSACTIONS:
Conversion of convertible subordinated
  debentures...............................  $    --    $ 6,500    $    --    $    --      $    --
                                             =======    =======    =======    =======      =======
Tax benefit of stock options exercised.....  $    --    $   455    $ 1,180    $    --      $   105
                                             =======    =======    =======    =======      =======
Cash paid for:
Interest...................................  $ 2,155    $ 1,026    $   177    $    46      $    29
                                             =======    =======    =======    =======      =======
Federal and state income taxes.............  $ 1,771    $ 3,518    $ 5,372    $   189      $   206
                                             =======    =======    =======    =======      =======

                            See accompanying notes.

                        GULF SOUTH MEDICAL SUPPLY, INC.

                         NOTES TO FINANCIAL STATEMENTS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

1. ACCOUNTING POLICIES

  Nature of Business

     The Company is a national distributor of medical supplies and related products to the long-term care industry.

  Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash Equivalents

     Cash equivalents, which consist of highly liquid investments with maturities of three months or less when purchased, are stated at cost which approximates market value.

  Inventories

     Inventories, which consist primarily of medical supplies and related products, are stated at the lower of cost (average cost method) or market.

  Property and Equipment

     Property and equipment is stated at cost. Depreciation of property and equipment is provided by straight-line and accelerated methods over the estimated useful lives, which is 31 years for the building and from 3 to 7 years for the equipment.

  Goodwill

     The excess of the cost of acquisition over the fair value of the net assets acquired (goodwill) is amortized on a straight-line basis over its estimated useful life of 10 years (See Note 2). Management assesses the recoverability of goodwill based on undiscounted cash flows.

  Long-Lived Assets

     Effective January 1, 1996, the Company adopted FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Statement No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The effect of this adoption was not material to the Company's financial position or operations.

  Revenue Recognition

     Revenue is recognized when product is shipped to customers. Credit is extended based upon an evaluation of the customer's financial condition and generally does not require collateral. Substantially all of the Company's accounts receivables are due from companies in the long-term care industry located throughout the United States. Credit losses are provided for in the financial statements and have consistently been within management's expectations.

                        GULF SOUTH MEDICAL SUPPLY, INC.

  Stock Compensation

     The Company accounts for its stock compensation arrangements under the provisions of APB 25, Accounting for Stock Issued to Employees.

  Income Taxes

     Deferred income taxes, which are provided on the liability method, relate to temporary differences between assets and liabilities recognized differently for financial reporting purposes and for income tax purposes.

  Net Income Per Common Share

     Net income per common share is computed by dividing net income applicable to common stock (interest expense, net of income taxes, on the 10% convertible subordinated debentures has been eliminated in 1993 and 1994), based on the weighted average number of shares outstanding (as restated, see Note 2) during each period presented (10,442,066 in 1993, 13,073,040 in 1994, 13,993,595 in
1995, and 13,947,724 (unaudited) and 14,047,309 (unaudited) for the three months ended March 31, 1995 and 1996, respectively). Weighted average shares reflect the stock split as discussed in note 7. Common equivalent shares include the conversion of the 10% convertible subordinated debentures in 1993 and 1994. Common equivalent shares relating to the stock options exercisable at December 31, 1994 and 1995, and March 31, 1995 and 1996 (unaudited) have been calculated using the treasury stock method based on the average market value of the common stock during 1994, 1995 and 1996.

2. ACQUISITIONS

     On February 29, 1996, the Company completed the acquisition of all of the outstanding common stock of Bayer Medical Service Systems, Inc. ("Bayer"). The Company issued 151,724 (unaudited) shares of its common stock in exchange for the outstanding common stock of Bayer. The share exchange was accounted for as a pooling of interests and accordingly, the Company's financial statements have been restated to include accounts and operations of Bayer (unaudited) for all periods prior to the share exchange. Separate results of operations for the periods prior to the share exchange with Bayer are as follows:

                                                                                THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,            MARCH 31,
                                              ------------------------------    ------------------
                                               1993       1994        1995       1995       1996
                                              -------    -------    --------    -------    -------
Net sales
  Gulf South................................. $58,150    $83,376    $120,287    $27,008    $37,710
  Bayer......................................   6,969      8,775       9,807      2,514      2,525
                                              -------    -------    --------    -------    -------
  Combined................................... $65,119    $92,151    $130,094    $29,522    $40,235
                                              =======    =======    ========    =======    =======
Gross profit
  Gulf South................................. $14,518    $21,282    $ 29,752    $ 6,707    $ 9,161
  Bayer......................................   2,244      2,747       2,369        672        427
                                              -------    -------    --------    -------    -------
  Combined................................... $16,762    $24,029    $ 32,121    $ 7,379    $ 9,588
                                              =======    =======    ========    =======    =======
Net income
  Gulf South................................. $ 2,481    $ 5,728    $  8,567    $ 1,914    $ 2,321
  Bayer......................................     149         66        (407)       (13)         1
                                              -------    -------    --------    -------    -------
  Combined................................... $ 2,630    $ 5,796    $  8,160    $ 1,901    $ 2,322
                                              =======    =======    ========    =======    =======

                        GULF SOUTH MEDICAL SUPPLY, INC.

     In connection with the share exchange, $512 (unaudited) of merger costs and expenses ($315 after tax, or $.02 per share) were incurred and have been charged to expense in the quarter ended March 31, 1996. The merger costs and expenses related to legal, accounting and costs incurred in combining the operations of the previously separate companies.

     Effective September 25, 1995, the Company acquired certain operating assets and liabilities of L&M Medical, Inc. ("L&M") for $3,749. This acquisition has been accounted for using the purchase method of accounting. The purchase price has been allocated on the basis of fair values of the assets acquired and liabilities assumed. The purchase price was allocated to the assets acquired and liabilities assumed as follows:

    Accounts receivable.........................................................  $1,405
    Inventory...................................................................   1,335
    Property and equipment......................................................     289
    Prepaid expenses............................................................      30
    Other assets................................................................      19
    Goodwill....................................................................   1,171
    Accrued expenses............................................................    (500)
                                                                                  ------
                                                                                  $3,749
                                                                                  ======

     Accordingly, the results of operations of the Company include L&M from the date acquired. The operations of L&M were not material to the Company's operations for 1993 and 1994. L&M was a distributor of medical supplies and related products to the long-term care industry in southern California and Arizona.

3. CREDIT FACILITIES

     The Company has a $15.0 million revolving credit facility which matures September 25, 1998, of which $12.6 million and $9.2 million (unaudited) were available at December 31, 1995 and March 31, 1996, respectively. Borrowings bear interest at prime or at LIBOR plus 1% to 2.5% per annum. A facility fee of .125% per annum is charged on the unused portion of the revolving credit facility. Borrowings under the revolving credit facility up to $7.5 million are unsecured. Substantially all of the Company's assets would collateralize any borrowings in excess of $7.5 million. The revolving credit facility contains numerous restrictive covenants and financial ratio requirements.

4. INCOME TAXES

     Income tax expense consists of the following:

                                                                  1993      1994      1995
                                                                 ------    ------    ------
    Current:
      Federal..................................................  $1,523    $3,378    $4,561
      State....................................................     358       672     1,045
                                                                 ------    ------    ------
                                                                  1,881     4,050     5,606
    Deferred (credits):
      Federal..................................................    (229)     (151)      (86)
      State....................................................     (33)      (22)      (13)
                                                                 ------    ------    ------
                                                                   (262)     (173)      (99)
                                                                 ------    ------    ------
                                                                 $1,619    $3,877    $5,507
                                                                 ======    ======    ======

                        GULF SOUTH MEDICAL SUPPLY, INC.

     The components of deferred income tax assets are as follows:

                                                                            1994     1995
                                                                            ----     ----
    Accounts receivable...................................................  $445     $500
    Inventory.............................................................    40       80
    Accrued expenses......................................................    80       84
                                                                            ----     ----
    Deferred tax assets...................................................  $565     $664
                                                                            ====     ====

     The difference between income taxes at the Company's effective tax rate and income taxes (credits) at the statutory federal tax rate are as follows:

                                                                                THREE MONTHS
                                                                                   ENDED
                                                                                 MARCH 31,
                                                                              ----------------
                                                 1993      1994      1995      1995      1996
                                                ------    ------    ------    ------    ------
                                                                                (UNAUDITED)
    Statutory federal income taxes............  $1,445    $3,288    $4,683    $1,078    $1,304
    State income taxes, net...................     214       429       678       120       144
    Other.....................................     (40)      160      (146)       72        65
                                                ------    ------    ------    ------    ------
                                                $1,619    $3,877    $5,507    $1,270    $1,513
                                                ======    ======    ======    ======    ======

5. RELATED PARTY TRANSACTIONS

     The Company had the following receivables from a company ("related company") whose stockholders include the stockholders of the Company. The note receivable bears interest at 10% per annum and is payable on demand.

                                                          1993    1994    1995       1996
                                                          ----    ----    ----    -----------
                                                                                  (UNAUDITED)
    Account receivable..................................  $160    $163    $332       $ 337
    Note receivable.....................................   413     413     413         413

     Sales to the related company were approximately $65 in 1993, $7 in 1994, $3 in 1995, and $3 (unaudited) and $0 (unaudited) for the three months ended March 31, 1995 and 1996, respectively.

                        GULF SOUTH MEDICAL SUPPLY, INC.

6. STOCK OPTION PLAN

     Under the Company's 1992 Stock Plan, 1,300,000 shares of common stock have been reserved for grant to key management personnel and to members of the Board of Directors. At December 31, 1995 and March 31, 1996, 416,050 shares and 216,050 shares (unaudited), respectively, were available for grant under the 1992 plan. The options granted vest over terms of either three or five years from either the date of grant or the first employment anniversary date. Changes in outstanding options were as follows:

                                                                                 OPTION
                                                                  SHARES     PRICE PER SHARE
                                                                  -------    ---------------
    Outstanding at December 31, 1993............................  651,950     $  .21 -   .49
      Granted...................................................   32,000         8.00
      Exercised.................................................  137,002        .21 -   .42
                                                                  -------     --------------
    Outstanding at December 31, 1994............................  546,948        .21 -  8.00
      Granted...................................................  200,000      20.38 - 22.41
      Exercised.................................................  189,364        .21 - 20.38
                                                                  -------     --------------
    Outstanding at December 31, 1995............................  557,584        .21 - 22.41
      Granted (unaudited).......................................  200,000      28.50 - 31.35
      Exercised (unaudited).....................................   42,350        .21 - 20.38
                                                                  -------     --------------
    Outstanding at March 31, 1996 (unaudited)...................  715,234     $  .21 - 31.35
                                                                  =======     ==============

     Options for 211,442 shares, and 224,728 shares and 284,764 shares (unaudited) were exercisable at December 31, 1994 and 1995 and March 31, 1996, respectively. Compensation expense of $54, $54 and $13 (unaudited) has been accrued applicable to certain options exercisable at December 31, 1994 and 1995 and March 31, 1996, respectively.

7. OTHER MATTERS

     One customer accounted for 10.1%, 16.6% and 15.5% (unaudited) and 19.3% (unaudited) of net sales for the year ended December 31, 1994 and 1995 and March 31, 1995 and 1996, respectively.

     The Company leases certain vehicles, computers and office equipment under operating leases. Lease periods range from two to four years. The Company also leases warehouse space in Pennsylvania, Texas, California, Georgia and Wisconsin under operating leases with lease periods ranging from three to five years. Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year as of December 31, 1995, by year and in the aggregate, are as follows:

                1996................................................  $  874
                1997................................................     387
                1998................................................     239
                1999................................................     107
                                                                      ------
                Total minimum lease payments........................  $1,607
                                                                      ======

     Rental expense under the operating leases was $429 in 1993, $680 in 1994, $1,054 in 1995 and $264 (unaudited) and $301 (unaudited) for the three months ended March 31, 1995 and 1996, respectively.

     The Company is involved from time to time in claims and routine litigation incidental to its business. Management is of the opinion, based on the advice of counsel, that the outcome of any presently pending matters will not have a material adverse effect on the financial position or results of the operation of the Company.

                        GULF SOUTH MEDICAL SUPPLY, INC.

     On May 23, 1995 a two-for-one stock split in the form of a stock dividend was completed. All share and per share data and the stockholders' equity account balances for all periods presented in the accompanying financial statements have been retroactively adjusted to reflect the additional shares outstanding.

8. SUBSEQUENT EVENTS

     Subsequent to March 31, 1996, the Company acquired certain operating assets of Express Care, L.P. for approximately $3.5 million (unaudited). The transaction will be accounted for using the purchase method of accounting.

     The Company intends to file a registration statement with the Securities and Exchange Commission covering 2,000,000 shares of the common stock to be sold by the Company in an underwritten public offering.

================================================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary.....................   3
Risk Factors...........................   6
Use of Proceeds........................   9
Price Range of Common Stock............   9
Dividend Policy........................  10
Capitalization.........................  10
Selected Financial and Operating
  Data.................................  11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  12
Business...............................  17
Management.............................  25
Principal and Selling Stockholders.....  26
Description of Capital Stock...........  28
Underwriting...........................  30
Legal Matters..........................  31
Experts................................  31
Additional Information.................  31
Incorporation of Certain Documents By
  Reference............................  32
Index to Financial Statements.......... F-1

================================================================================


================================================================================


                                2,791,724 SHARES

                                    [LOGO]

                                  COMMON STOCK



                                  ------------

                                   PROSPECTUS

                                           , 1996

                                  ------------



                               SMITH BARNEY INC.

                            WILLIAM BLAIR & COMPANY

                             MONTGOMERY SECURITIES


================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses (other than underwriting discounts and commissions) payable in connection with the sale of the Common Stock offered hereby (including the Common Stock which may be issued pursuant to an over-allotment option) are as follows:

                                                                                AMOUNTS*
                                                                               ----------
    SEC Registration fee.....................................................      44,767
    NASD filing fee..........................................................      13,483
    Nasdaq National Market fee...............................................      17,500
    Printing expenses........................................................     120,000
    Legal fees and expenses..................................................      50,000
    Accounting fees and expenses.............................................      35,000
    Blue sky fees and expenses (including legal fees and expenses)...........      15,000
    Transfer agent and registrar fees and expenses...........................       4,000
    Miscellaneous............................................................      25,250
                                                                               ----------
              Total..........................................................  $  325,000
                                                                               ==========

     The Company will bear all expenses shown above.

- ---------------

* All amounts are estimated, except SEC Registration, NASD and Nasdaq National Market fees.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Delaware General Corporation Law, Article Tenth of the Company's Amended and Restated Certificate of Incorporation, and Article 7 of the Company's By-laws provide for indemnification of the Company's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.

     The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"). Reference is made to the form of Underwriting Agreement filed as Exhibit 1 hereto.

     The Company maintains directors and officers liability insurance for the benefit of its directors and certain of its officers.

ITEM 16. EXHIBITS

     Exhibits:

    EXHIBIT NO.                                    DESCRIPTION
- -------------------- ------------------------------------------------------------------------
         1.1         -- Form of Underwriting Agreement.
         4.1(1)      -- Specimen certificate representing the Common Stock.
         5.1         -- Opinion of Testa, Hurwitz & Thibeault, LLP.
        23.1         -- Consent of Ernst & Young LLP.
        23.2         -- Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.1).
        24.1         -- Power of Attorney (included on page II-3).
        27           -- Financial Data Schedule.

- ---------------

(1) Incorporated herein by reference to the exhibits (of the same exhibit number) to the Company's Registration Statement on Form S-1 (File No. 33-75170).

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that: (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of his registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Jackson, Mississippi on April 30, 1996.

                                            GULF SOUTH MEDICAL SUPPLY, INC.

                                            By: /s/  THOMAS G. HIXON
                                                --------------------------------
                                                     Thomas G. Hixon
                                                        President

     We, the undersigned officers and directors of Gulf South Medical Supply, Inc., hereby severally constitute and appoint Thomas G. Hixon and Guy W. Edwards, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and, in connection with any registration of additional securities pursuant to Rule 462(b) under the Securities Act of 1933, to sign any abbreviated registration statement and any and all amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, in each case, with the Securities and Exchange Commission, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Gulf South Medical Supply, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                 TITLE(S)                  DATE
- ---------------------------------------------  -------------------------------------------------
             /s/  THOMAS G. HIXON              President, Chief Executive Officer
- ---------------------------------------------    and Director (principal
               Thomas G. Hixon                   executive officer)               April 30, 1996


             /s/  GUY W. EDWARDS               Vice President of Finance, Chief
- ---------------------------------------------    Financial Officer, Treasurer and
               Guy W. Edwards                    Director (principal financial
                                                 and accounting officer)          April 30, 1996


             /s/  DAVID L. BOGETZ              Director                           April 30, 1996
- ---------------------------------------------
               David L. Bogetz

           /s/  MELVIN L. HECKTMAN             Director                           April 30, 1996
- ---------------------------------------------
             Melvin L. Hecktman

           /s/  WILLIAM W. McINNES             Director                           April 30, 1996
- ---------------------------------------------
             William W. McInnes

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                  DESCRIPTION                                   PAGE
- ---------- ----------------------------------------------------------------------  ----------
   1.1     -- Form of Underwriting Agreement.
   4.1(1)  -- Specimen certificate representing the Common Stock.
   5.1     -- Opinion of Testa, Hurwitz & Thibeault, LLP.
  23.1     -- Consent of Ernst & Young LLP.
  23.2     -- Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit
              5.1).
  24.1     -- Power of Attorney (included on page II-3).
  27       -- Financial Data Schedule

- ---------------

(1) Incorporated herein by reference to the exhibits (of the same exhibit number) to the Company's Registration Statement on Form S-1 (File No. 33-75170).